SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    ☒                  Form 40-F    ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes    ☐                             No    ☒

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –              .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2018 and 2017

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management's discussion and analysis

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency. At June 30, 2018, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB.

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to ensure a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations --II. Discussion of measures -- Non–IFRS measures – Constant currency information."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the Patient Protection and Affordable Care Act and due to state ballot initiatives and other legislative efforts that would impose new regulations impacting our reimbursement from commercial payors, required staffing levels and other clinical operations;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government laws and regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, and outside the U.S., various anti-corruption and anti-competition laws in Europe, Asia and South America such as the UK Bribery

FRESENIUS MEDICAL CARE AG & Co. KGaA

    Act and competition laws in various countries such as China, Brazil and throughout Europe, as well as the EU Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation, such as any applicable anti-money laundering laws, as well as other comparable statutory and regulatory regimes in many of the countries where we supply health care services and/or products;

  •
  the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including those proposed and enacted by the Trump administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel;

  •
  the impact of currency fluctuations;

  •
  potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value including inflationary effects;

  •
  our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

  •
  changes in our costs of purchasing and utilization patterns for pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

  •
  launch of new technology that competes with our medical equipment and device businesses;

  •
  changes in raw material and energy costs or the inability to procure raw materials;

  •
  collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

Important factors that could contribute to such differences are noted in "Financial condition and results of operations – I. Overview" below, in note 11 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

As a result of the implementation of IFRS 15, Revenue from Contracts with Customers ("IFRS 15") and IFRS 9, Financial Instruments ("IFRS 9"), the Company has updated its accounting policies accordingly. Please refer to note 1 of the notes to consolidated financial statements (unaudited) included in this report for further details on the updated policies. Excluding the policy updates for IFRS 15 and IFRS 9, there have been no significant changes during the six months ended June 30, 2018 to the items disclosed within the critical accounting policies and estimates in notes 1 and 2 to the consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2017 in accordance with IFRS as issued by the IASB.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Financial condition and results of operations

I. Overview

We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America Segment and our Asia-Pacific Segment as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services" until June 28, 2018 (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report). All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €70 billion in 2017. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Premium assistance programs

On August 18, 2016, the Centers for Medicare and Medicaid Services ("CMS") issued a request for information ("RFI") seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. Fresenius Medical Care Holdings, Inc. ("FMCH") and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which has not been published to date. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and state legislatures. The result may be a regulatory framework that differs from state to state.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on our operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into our interactions and relationships with AKF, including our charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating with the investigation.

For further information on these and other legal proceedings, please see note 11 of the notes to consolidated financial statements (unaudited) found elsewhere in this report

Ballot Initiatives

Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. Ballot initiatives introduced at the state level require a material commitment of resources by us to participate in public discourse regarding the initiatives, which if passed, could further regulate clinic staffing requirements, state inspection requirements and margins on commercial business. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives, if some form of ballot initiative passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the six months ended June 30, 2018, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

  •
  Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced, determined on an annual basis, by up to 2 percent.
  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.
  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results.
  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions reduced our market basket inflation adjustment by 1.25% in 2016 and 2017, and will reduce our inflation adjustment by 1% in 2018.
  •
  On October 27, 2017, CMS issued the final rule and updated the ESRD PPS rate for 2018. We and other large dialysis organizations will experience a 0.4% increase in payments under this final rule. The base rate per treatment is $232.37 which represents a 0.3% increase from the 2017 base rate including the adjustment for the wage index budget-neutrality factor. The 2018 final rule reflects a market basket increase of 0.3% (1.9% market basket increase that is partially offset by a 1% reduction under PAMA and a 0.6% multifactor productivity adjustment) and application of the wage index budget-neutrality adjustment factor of 1.000531. The 2018 ESRD PPS rate does not contain any changes to the previous wage index floor of 0.4000.

FRESENIUS MEDICAL CARE AG & Co. KGaA

  •
  On July 11, 2018, CMS issued a proposed rule for the ESRD PPS rate for 2019. We and other large dialysis organizations expect to experience a 1.7% increase in payments under this proposed rule. The proposed base rate per treatment is $235.82 which represents a 1.5% increase from the 2018 base rate including the adjustment for the wage index budget-neutrality factor. The 2019 proposed rule reflects a market basket increase of 1.5% (2.2% market basket increase that is partially offset by a 0.7% multifactor productivity adjustment) and application of the wage index budget-neutrality adjustment factor of 0.999833. The 2019 ESRD PPS rate contains a proposed increase to the wage index floor of 0.1, for a 2019 wage index floor of 0.5000.
  •
  The ESRD PPS proposed rule on July 11, 2018 also updated the ESRD QIP, for payment years 2019, 2020, 2021 and 2022, under which payments made to dialysis facilities are subject to reduction based on clinical measures. The proposed rule includes further alignments for the payment year 2021 to the CMS Meaningful Measures Initiatives as well as updates on the reporting of QIP data until four months after the CMS certification number becomes effective to provide facilities with more time to learn how to report the required data. The proposed rule also would increase the number of facilities selected for National Healthcare Safety Networks data validation study from 35 to 150 as well as making the Consolidated Renal Operations in a Web-Enabled Network data validation study into a permanent program requirement. For payment year 2022, the ruling proposes the adoption of the Percentage of Prevalent Patients Waitlisted Measure within the proposed Care Coordination Measure Domain as well as a proposal to adopt the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities Measure within the Safety Measure Domain.
  •
  On July 25, 2018, CMS issued the calendar year 2019 proposed rule for hospital outpatient and ambulatory surgery center payment systems. In the rule, CMS proposes to change policies it implemented in 2018 and lower the device offset percentage threshold from 40 percent to 30 percent and to allow procedures that involve surgically inserted or implanted, single-use devices that meet the device offset percentage threshold to qualify as device-intensive procedures. Some dialysis vascular access codes are impacted by this change. CMS, however, proposed to designate certain other dialysis vascular access codes as office based procedures, which will cap reimbursement for those codes at the Medicare physician fee schedule rate. The office based designation will decrease overall reimbursement in ambulatory surgery center facilities for dialysis vascular access procedures.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk factors - We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our Annual Report on Form 20-F for the year ended December 31, 2017.

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a "transitional drug add-on payment adjustment," based on the average sales price plus 6% (4.3% after giving effect to the U.S. Sequestration) or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

On February 7, 2017, Amgen, Inc. announced that the FDA had approved Parsabiv™, an intravenous calcimimetic for the treatment of secondary hyperparathyroidism in adult patients with chronic kidney disease on dialysis. Effective January 1, 2018, CMS implemented the transitional drug add-on payment adjustment and applied it to calcimimetics. CMS adjusted the ESRD PPS rate to reflect the addition of the calcimimetics to the ESRD PPS payment bundle. As a result, we expect lower utilization of and revenue from calcimimetics in our U.S. dialysis business as compared to historical levels ("PAMA oral-only provision"). Under PAMA, CMS will collect and review intravenous and oral calcimimetics utilization data and payment patterns during the transition period and adjust the ESRD PPS payment rate at the end of the transition period based on CMS's findings.

The introduction of Parsabiv also impacts how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers as a medical benefit. While we anticipate receiving additional reimbursement from payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape-for non-Medicare payors is still being developed.

If we are unable to secure appropriate reimbursement arrangements for calcimimetics when provided by our dialysis clinics, we could experience a material adverse effect on our business, results of operations and financial condition.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 24 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of January 1, 2018, the existing twenty-four ESCOs expanded by adding new physician practice partners and dialysis facilities, growing the number of patients participating from approximately 26,000 in 2017 to 40,000 (as of June 30, 2018).

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly nine percent decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43 M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark.

Bundled Payment for Care Improvement ("BPCI") is a CMS pilot initiative, extended through September 30, 2018, with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. We commenced participation in several markets under the BPCI in April 2015 through our majority-owned subsidiary, Sound Inpatient Physicians, Inc ("Sound"). On June 28, 2018, we divested our controlling interest in Sound. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report. Under the BPCI, we had the ability to receive additional payments if we were able to deliver quality care at a cost that was lower than certain established benchmarks, but also had the risk of incurring financial penalties if we were unsuccessful in doing so.

We are providing Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products in five states since January 1, 2017. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide benefits to special needs individuals with specific severe or disabling chronic conditions such as ESRD, with a focus on improving the coordination of care. As a MA-CSNP, we will provide health care services and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. For each MA-CSNP, we manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number and type of individual services rendered as well as the cost of each service. Our revenue on Medicare Advantage policies is based on CMS' premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans are submitted to CMS in June the year before the contract year ("Bid"). MA-CSNPs were set to expire on January 1, 2019, but the authorization of these plans was permanently extended as part of Section 50311 of the Bipartisan Budget Act of 2018. Although we base the premiums we charge and our Bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed those estimated and reflected in premiums or Bids. Failure to adequately price our products or estimate the costs of providing benefits to our beneficiaries, or effectively manage our operating expenses, may result in a material adverse impact on our business, financial condition and results of operations.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do

FRESENIUS MEDICAL CARE AG & Co. KGaA

not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (See note 13 of the notes to consolidated financial statements (unaudited) found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

II. Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Delivered EBIT (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Below is a table showing the reconciliation of operating income to Delivered EBIT on a consolidated basis and for our reporting segments:

Delivered EBIT reconciliation

in € M
	Three months ended June 30		Six months ended June 30

	2018	2017	2018	2017

Total
Operating income (EBIT)	1,401	583	1,898	1,235
less noncontrolling interests	(61)	(69)	(112)	(138)

Delivered EBIT	1,340	514	1,786	1,097
North America
Operating income (EBIT)	1,286	470	1,648	995
less noncontrolling interests	(58)	(66)	(106)	(132)

Delivered EBIT	1,228	404	1,542	863
Dialysis
Operating income (EBIT)	417	461	766	987
less noncontrolling interests	(52)	(58)	(97)	(117)

Delivered EBIT	365	403	669	870
Care Coordination
Operating income (EBIT)	869	9	882	8
less noncontrolling interests	(6)	(8)	(9)	(15)

Delivered EBIT	863	1	873	(7)
EMEA
Operating income (EBIT)	105	113	214	227
less noncontrolling interests	(1)	(1)	(2)	(2)

Delivered EBIT	104	112	212	225
Asia-Pacific
Operating income (EBIT)	78	78	152	160
less noncontrolling interests	(2)	(2)	(4)	(4)

Delivered EBIT	76	76	148	156
Dialysis
Operating income (EBIT)	72	75	140	154
less noncontrolling interests	(2)	(2)	(3)	(4)

Delivered EBIT	70	73	137	150
Care Coordination
Operating income (EBIT)	6	3	12	6
less noncontrolling interests	0	-	(1)	-

Delivered EBIT	6	3	11	6
Latin America
Operating income (EBIT)	11	12	25	27
less noncontrolling interests	0	0	0	0

Delivered EBIT	11	12	25	27

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) operating activities in % of revenue (Non-IFRS Measure)

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the significant cash flow key performance indicators for the six months ended 2018 and 2017 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified
	For the six months ended June 30,

	2018	2017

Revenue	8,189	9,019

Net cash provided by (used in) operating activities	611	1,052
Capital expenditures	(466)	(404)
Proceeds from sale of property, plant and equipment	20	16

Capital expenditures, net	(446)	(388)

Free cash flow	165	664
Net cash provided by (used in) operating activities in % of revenue	7%	12%
Free cash flow in % of revenue	2%	7%

Net leverage ratio (Non-IFRS Measure)

The Net Leverage Ratio is a key performance indicator used for internal management. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in our Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides more reliable information about the extent to which we are able to meet our payment obligations rather than considering only the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this

FRESENIUS MEDICAL CARE AG & Co. KGaA

enables us to work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of June 30, 2018 and December 31, 2017.

Reconciliation of net leverage ratio

in € M, except where otherwise specified
	June 30, 2018	December 31, 2017

Debt	7,264	7,448
Cash and cash equivalents	1,657	978

Net Debt	5,607	6,470
Operating Income(1),(2),(3)	2,095	2,372
Depreciation and amortization(1),(2)	694	731
Non-cash charges(2)	50	51

EBITDA(1),(2),(3)	2,839	3,154

Net leverage ratio(1),(3)	2.0	2.1

(1) Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.
(2) Last 12 months.
(3) 2018 excluding the gain related to divestitures of Care Coordination activities (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report).

Return on invested capital ("ROIC")(Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of Average Invested Capital and ROIC

in € M, except where otherwise specified
2018	June 30, 2018	March 31, 2018 (2)	December 31, 2017 (2)	September 30, 2017 (2)	June 30, 2017 (2)

Total assets	25,045	23,091	22,930	23,043	23,466
Plus: Cumulative goodwill amortization	405	385	394	400	413
Minus: Cash and cash equivalents	(1,657)	(800)	(930)	(681)	(671)
Minus: Loans to related parties	(118)	(109)	(92)	(146)	(169)
Minus: Deferred tax assets	(334)	(325)	(315)	(333)	(307)
Minus: Accounts payable	(559)	(496)	(577)	(504)	(470)
Minus: Accounts payable to related parties	(183)	(236)	(147)	(224)	(216)
Minus: Provisions and other current liabilities (1)	(2,689)	(2,424)	(2,583)	(2,552)	(2,604)
Minus: Income tax payable	(330)	(239)	(194)	(251)	(234)

Invested capital	19,580	18,847	18,486	18,752	19,208

Average invested capital as of June 30, 2018	18,975
Operating income(2), (3)	2,915
Income tax expense(2), (3), (4)	(625)

NOPAT (3)	2,290

ROIC in %	12.1%

2017	December 31, 2017	September 30, 2017(2)	June 30, 2017(2)	March 31, 2017(2)	December 31, 2016(2)

Total assets	24,025	24,156	24,617	26,016	25,825
Plus: Cumulative goodwill amortization	394	400	413	439	444
Minus: Cash and cash equivalents	(978)	(729)	(721)	(678)	(716)
Minus: Loans to related parties	(92)	(146)	(169)	(220)	(220)
Minus: Deferred tax assets	(315)	(334)	(308)	(311)	(292)
Minus: Accounts payable	(590)	(518)	(484)	(505)	(584)
Minus: Accounts payable to related parties	(147)	(224)	(216)	(271)	(264)
Minus: Provisions and other current liabilities (1)	(2,791)	(2,763)	(2,822)	(2,791)	(2,866)
Minus: Income tax payable	(194)	(251)	(234)	(277)	(242)

Invested capital	19,312	19,591	20,076	21,402	21,085

Average invested capital as of December 31, 2017	20,293
Operating income(2)	2,372
Income tax expense(2), (4), (5)	(617)

NOPAT	1,755

ROIC in %	8.6%

(1) Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(2) Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a € 50 million threshold as defined in the Amended 2012 Credit Agreement.
(3) Last 12 months.
(4) Adjusted for noncontrolling partnership interests.
(5) Includes the remeasurement of deferred tax balances as a result of U.S. tax reform ("U.S. Tax Reform") of approximately €236 M.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EBITDA (Non-IFRS)

EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement or may be relevant in other major financing arrangements. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies, particularly since our calculation of EBITDA includes adjustments provided in our Amended 2012 Credit Agreement. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M
	For the six months ended June 30,

	2018	2017

Total EBITDA	2,253	1,611
Interest expense (net of interest income)	(164)	(188)
Income tax expense	(349)	(332)
Change in deferred taxes, net	3	3
Changes in operating assets and liabilities	(325)	(46)
Compensation expense related to share-based plans	8	38
(Gain) loss on sale of fixed assets and investments	(822)	1
Other items, net	7	(35)

Net cash provided by (used in) operating activities	611	1,052

Constant currency information

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency (Non-IFRS Measure) are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in Non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from Non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018 - see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), ESCO programs, MA-CSNPs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used in order to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures, and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI (until June 28, 2018 - see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018 - see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III. Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Results of operations

Segment data (including Corporate)

in € M
	For the three months ended June 30,		For the six months ended June 30,

	2018	2017	2018	2017

Total revenue
North America	2,971	3,225	5,746	6,600
EMEA	652	642	1,288	1,255
Asia-Pacific	422	417	814	795
Latin America	164	183	334	360
Corporate	5	4	7	9

Total	4,214	4,471	8,189	9,019

Operating income
North America	1,286	470	1,648	995
EMEA	105	113	214	227
Asia-Pacific	78	78	152	160
Latin America	11	12	25	27
Corporate	(79)	(90)	(141)	(174)

Total	1,401	583	1,898	1,235

Interest income	(4)	(6)	20	23
Interest expense	(80)	(89)	(184)	(211)
Income tax expense	(262)	(150)	(349)	(332)

Net Income	1,055	338	1,385	715
Less: Net Income attributable to noncontrolling interests	(61)	(69)	(112)	(138)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	994	269	1,273	577

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three and six months ended June 30, 2018 and 2017 were negatively impacted by the development of the euro against the U.S. dollar. For the respective three- and six-month periods ended June 30, 2018, approximately 71% and 70% of revenue and approximately 92% and 87% of operating income were generated in U.S. dollars.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Consolidated financials

Key indicators for the consolidated financial statements

in € M, except where otherwise specified
			Change in %

	For the three months ended June 30		As reported	Constant Currency(1)

	2018	2017

Revenue	4,214	4,471	(6%)	2%
Health care services	3,385	3,649	(7%)	1%
Health care products	829	822	1%	6%
Number of dialysis treatments	12,410,835	12,011,177	3%
Same market treatment growth in %	2.8%	2.8%
Gross profit as a % of revenue	31.0%	33.4%
Selling, general and administrative costs as a % of revenue	17.0%	20.2%
Operating income	1,401	583	140%	162%
Operating income margin in %	33.3%	13.0%
Delivered EBIT(2)	1,340	514	161%	184%
Net income attributable to shareholders of FMC-AG & Co. KGaA	994	269	270%	303%
Basic earnings per share	3.24	0.88	270%	303%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Health care services revenue decreased by 7%, including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care services revenue increased by 1% driven by growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the inclusion of implicit price concessions related to the implementation of IFRS 15 ("Implementation of IFRS 15") (3%). For further information on the Implementation of IFRS 15, see note 1 of the notes to the consolidated financial statements (unaudited) included in this report. Excluding (i) the effect from the implementation of IFRS 15, of approximately €131 M and (ii) the negative 2017 effect from VA Agreement of approximately €2 M, health care service revenue decreased by 4% to €3,385 M from €3,520 M including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, health care service revenue increased by 4%.

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

At June 30, 2018, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,815 dialysis clinics compared to 3,690 dialysis clinics at June 30, 2017. During the three months ended June 30, 2018, we acquired 6 dialysis clinics, opened 28 dialysis clinics and combined or closed 9 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 3% to 325,188 at June 30, 2018 from 315,305 at June 30, 2017.

Health care product revenue increased by 1%, including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 6%. Dialysis product revenue increased by 1%, including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenue increased by 6% driven by higher sales of chronic hemodialysis products, and renal pharmaceuticals. Non-dialysis product revenue decreased by 8% to €18 M from €21 M with no foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

The decrease period over period in the gross profit margin was 2.4 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. At Constant Exchange Rates, the decrease primarily reflects reduced margins in the North America Segment mainly due to the Implementation of IFRS 15, lower revenue per treatment from commercial payors, higher implicit price concessions, and other cost increases, partially offset by a favorable impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, lower costs for health care supplies, and decreased personnel expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the negative 2017 effect of the VA Agreement, the gross profit margin decreased by 0.4 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. At Constant Exchange Rates, excluding the effects above, the gross profit margin decreased by 0.7 percentage points.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 3.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point negative impact in the current period. At Constant Exchange Rates, the decrease was primarily driven by a decrease in the North America Segment due to the Implementation of IFRS 15, the prior year change in fair value of subsidiary share-based compensation and a gain from the sale of fixed assets. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the negative 2017 effect of the VA Agreement, the SG&A expenses as a percentage of revenue decreased by 0.6 percentage points including a 0.1 percentage point negative impact from foreign currency translation. At Constant Exchange Rates, excluding the effects above, the SG&A expenses as a percentage of revenue decreased by 0.7 percentage points.

Research and development expenses increased by 7% to €38 M from €35 M. The increase period over period, as a percentage of revenue, was 0.1 percentage point.

Income from equity method investees decreased by 28% to €17 M from €23 M. The decrease was primarily driven by lower income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to increased costs to support the launch and development of new projects as well as the first consolidation, after the purchase of additional shares, of a Care Coordination investment previously consolidated at equity.

The increase period over period in the operating income margin was 20.3 percentage points. Foreign currency translation effects represented a 0.3 percentage point decrease in the current period. At Constant Exchange Rates, the increase was largely driven by the gain related to divestitures of Care Coordination activities of approximately €833 M (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report). Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding (i) the gain related to divestitures of Care Coordination activities of approximately €833 M and (ii) the negative 2017 effect of the VA Agreement of approximately €8 M, the operating income margin decreased by 0.1 percentage points from 13.6% to 13.5%. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. At Constant Exchange Rates, excluding the effects above, the operating income margin decreased by 0.3 percentage points.

Delivered EBIT increased by 161% including a 23% negative impact from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 184% due to increased operating income largely driven by the gain related to divestitures of Care Coordination activities of approximately €833 M.

Net interest expense decreased by 11% to €84 M from €95 M, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net interest expense decreased by 6% primarily due to the replacement of high interest bearing senior notes repaid in 2017 by debt instruments at lower interest rates as well as a decreased debt level.

Income tax expense increased by 74% to €262 M from €150 M. The effective tax rate decreased to 19.9% from 30.8% for the same period of 2017 largely driven by the U.S. Tax Reform and the gain related to divestitures of Care Coordination activities. Excluding (i) the gain and related tax effect in connection with divestitures of Care Coordination activities of approximately €147 M (ii) the positive 2018 effect from U.S. Tax Reform of approximately €35 M, and (iii) the negative 2017 tax effect from the VA Agreement of approximately €3 M, the effective tax rate remained stable at 30.9%.

Net income attributable to noncontrolling interests decreased by 12% to €61 M from €69 M, including an 8% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 4% largely due to lower performance in entities in which we have less than 100% ownership in the US.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 270% to €994 M from €269 M including a 33% negative impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 303% due to the combined effects of the items discussed above. Excluding (i) the gain related to divestitures of Care Coordination activities, net of tax, of approximately €686 M, (ii) the positive 2018 impact from U.S. Tax Reform of approximately €35 M and (iii) the negative 2017 effect of approximately €5 M, net of tax, related to the VA Agreement, net income attributable to shareholders of FMC-AG & Co. KGaA remained stable, including a 6% decrease resulting from foreign currency translation. At Constant Exchange Rates, excluding the items above, the increase in net income attributable to

FRESENIUS MEDICAL CARE AG & Co. KGaA

shareholders of FMC-AG & Co. KGaA was 6%. Excluding the gain related to divestitures of Care Coordination activities, net of tax, of approximately €686 M, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 15%, including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, excluding this impact, the increase in net income attributable to shareholders of FMC-AG & Co. KGaA was 22%.

Basic earnings per share increased by 270%, including a 33% negative impact resulting from foreign currency translation. At Constant Exchange Rates, basic earnings per share increased by 303%. The average weighted number of shares outstanding for the period was approximately 306.4 M in 2018 (306.5 M in 2017).

We employed 111,263 people (full-time equivalents) as of June 30, 2018 compared to 112,163 as of June 30, 2017, a decrease of 1%, primarily due to divestitures of certain Care Coordination activities.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %

	For the three months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Total North America Segment
Revenue	2,971	3,225	(8%)	0%
Health care services	2,761	3,017	(8%)	(1%)
Health care products	210	208	1%	10%
Operating income	1,286	470	174%	200%
Operating income margin in %	43.3%	14.6%
Delivered EBIT(2)	1,228	404	204%	234%
Dialysis
Revenue	2,442	2,527	(3%)	5%
Number of dialysis treatments	7,660,624	7,413,871	3%
Same market treatment growth in %	2.3%	2.7%
Operating income	417	461	(9%)	(2%)
Operating income margin in %	17.1%	18.2%
Delivered EBIT(2)	365	403	(9%)	(2%)
Care Coordination
Revenue	529	698	(24%)	(18%)
Operating income	869	9	Not applicable	Not applicable
Operating income margin in %	164.1%	1.2%
Delivered EBIT(2)	863	1	Not applicable	Not applicable
Member Months Under Medical Cost Management(3),(4)	171,828	146,184	18%
Medical Cost Under Management(3),(4)	1,244	994	25%	36%
Care Coordination Patient Encounters(3),(4)	1,956,331	1,674,833	17%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination"
(4) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis

Revenue

Dialysis care revenue decreased by 4% to €2,232 M from €2,319 M, including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care revenue increased by 4% mainly due to increases in organic revenue per treatment (4%), growth in same market treatments (2%), and contributions from acquisitions (1%), partially offset by the Implementation of IFRS 15 (3%). Excluding (i) the 2017 effect from the Implementation of IFRS 15 of approximately €70 M, and (ii) the negative 2017 effect from the VA Agreement of approximately €2 M, dialysis care revenue decreased by 1% to €2,232 M from €2,251 M including an 8% decrease resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, dialysis care revenue increased by 7%.

Dialysis treatments increased by 3% largely due to growth in same market treatments (2%) and contributions from acquisitions (1%). At June 30, 2018, 199,527 patients (3% increase from June 30, 2017) were being treated in the 2,439 dialysis clinics that we own or operate in the North America Segment, compared to 193,605 patients treated in 2,345 dialysis clinics at June 30, 2017.

In the U.S., the average revenue per treatment, restated for the Implementation of IFRS 15, increased to $354 (€321 at Constant Exchange Rates) from $341 (€309). The development was mainly attributable to the implementation of the PAMA oral-only provision, partially offset by lower revenue from commercial payors and higher implicit price concessions.

Cost per treatment in the U.S., restated for the Implementation of IFRS 15, increased to $286 (€260 at Constant Exchange Rates) from $272 (€247). This development was largely a result of the implementation of the PAMA oral-only provision as well as increased property and other occupancy related costs, partially offset by lower costs for health care supplies.

Health care product revenue increased by 1% including a 9% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 10% due to higher sales of renal pharmaceuticals, machines, as well as hemodialysis solutions and concentrates.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.1 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. At Constant Exchange Rates, the decrease was driven by lower revenue per treatment from commercial payors, higher implicit price concessions, the implementation of the PAMA oral-only provision as well as other smaller cost increases, partially offset by lower costs for health care supplies and the Implementation of IFRS 15 due to the effect on revenue as a driver in the margin. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the negative 2017 effect from the VA Agreement of approximately €1 M, the dialysis operating income margin decreased to 17.1% from 18.8%. Foreign currency translation effects represented a 0.1 percentage point increase in the current period.

Delivered EBIT

Dialysis Delivered EBIT decreased by 9%, including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 2% mainly as the result of decreased operating income, partially offset by lower income attributable to noncontrolling interests driven by lower performance in entities in which we have less than 100% ownership.

Care Coordination

Revenue

Care Coordination revenue decreased by 24%, including a 6% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 18% driven by decreases in organic revenue growth due to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate (22%) and the Implementation of IFRS 15 (8%), partially offset by improved performance in certain services prior to divestiture (11%) and contributions from acquisitions (1%). Excluding the effect from the Implementation of IFRS 15 of approximately €61 M, Care Coordination revenue decreased by 17% to €529 M from €637 M including a 7% decrease resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, Care Coordination revenue decreased by 10%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Operating income margin

The increase period over period in the Care Coordination operating income margin was 162.9 percentage points. Foreign currency translation effects represented a 3.4 percentage point decrease in the current period. The increase was mainly driven by the gain related to divestitures of Care Coordination activities, the prior year change in fair value of subsidiary share-based compensation, a favorable impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, the implementation of the PAMA oral-only provision (as the historical dispensation of calcimimetics through pharmacy services had low margins as a result of higher costs for external services) and lower bad debt expense, partially offset by lower reimbursement for cardiovascular and endovascular services. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the gain related to divestitures of Care Coordination activities of approximately €833 M, Care Coordination operating income margin increased to 6.7% from 1.4%. Foreign currency translation effects represented a 0.1 percentage point decrease in the current period.

Delivered EBIT

Care Coordination Delivered EBIT increased to €863 M from €1 M mainly as the result of the gain related to divestitures of Care Coordination activities of approximately €833 M.

Care Coordination business metrics

The increase in member months under medical cost management was primarily attributable to an expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by a decrease in BPCI due to our voluntary elimination of certain non-performing risks from our BPCI portfolio. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 25%, including an 11% negative impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 36% primarily due to an expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The increase in patient encounters was primarily driven by increased encounters for hospital related physician services until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report). See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

EMEA Segment

Key indicators for the EMEA Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	652	642	2%	5%
Health care services	315	310	2%	5%
Health care products	337	332	2%	4%
Number of dialysis treatments	2,407,433	2,322,783	4%
Same market treatment growth in %	3.1%	3.3%
Operating income	105	113	(7%)	(7%)
Operating income margin in %	16.1%	17.6%
Delivered EBIT(2)	104	112	(7%)	(7%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Revenue

Health care service revenue increased by 2%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 5% as a result of growth in same market treatments (3%) and contributions from acquisitions (2%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (3%) and contributions from acquisitions (1%). As of June 30, 2018, we had 63,589 patients (4% increase from June 30, 2017) being treated at the 758 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 61,256 patients treated at 727 clinics at June 30, 2017.

Health care product revenue increased by 2%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 4%. Dialysis product revenue increased by 2%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 5% in dialysis product revenue was due to higher sales of dialyzers, machines, bloodlines, products for acute care treatments and renal pharmaceuticals. Non-Dialysis product revenue decreased by 8% to €18 M from €21 M with virtually no impact from foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

Operating income margin

The decrease period over period in the operating income margin was 1.5 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. At Constant Exchange Rates, operating income margin decreased mainly due to lower income from equity method investees, higher personnel costs in certain countries, and increased bad debt expense.

Delivered EBIT

Delivered EBIT decreased by 7% with virtually no impact from foreign currency translation effects. The Delivered EBIT decrease was primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Total Asia-Pacific Segment
Revenue	422	417	1%	7%
Health care services	191	191	0%	7%
Health care products	231	226	2%	6%
Operating income	78	78	0%	3%
Operating income margin in %	18.4%	18.7%
Delivered EBIT(2)	76	76	(1%)	2%
Dialysis
Revenue	373	378	(1%)	4%
Number of dialysis treatments	1,082,945	1,069,105	1%
Same market treatment growth in %	7.1%	4.6%
Operating income	72	75	(3%)	(1%)
Operating income margin in %	19.3%	19.8%
Delivered EBIT(2)	70	73	(3%)	(1%)
Care Coordination
Revenue	49	39	24%	32%
Operating income	6	3	61%	72%
Operating income margin in %	11.8%	9.1%
Delivered EBIT(2)	6	3	46%	56%
Care Coordination Patient Encounters(3)	234,514	-	Not applicable	Not applicable

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination"

Dialysis

Revenue

Dialysis care revenue decreased by 6% to €142 M from €152 M, including a 6% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care service revenue remained stable as a result of growth in same market treatments (7%) offset by the effect of closed or sold clinics (5%) and decreases in organic revenue per treatment (2%).

Dialysis treatments increased by 1% mainly due to growth in same market treatments (7%), partially offset by the effect of closed or sold clinics (6%). As of June 30, 2018, we had 30,578 patients (2% increase from June 30, 2017) being treated at the 385 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 30,099 patients treated at 387 clinics at June 30, 2017.

Health care product revenue increased by 2% including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 6% as a result of increased sales of chronic hemodialysis products, partially offset by lower sales of products for acute care treatments.

Operating income margin

The decrease period over period in the operating income margin was 0.5 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased due to unfavorable impacts from foreign currency transaction effects and increased costs related to business growth, mainly in China.

Delivered EBIT

Delivered EBIT decreased by 3%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 1% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 24%, including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 32% driven by contributions from acquisitions (20%) and organic revenue growth (12%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 2.7 percentage points with virtually no impact from foreign currency translation. The increase was driven by a favorable impact from acquisitions.

Delivered EBIT

Care Coordination Delivered EBIT increased by 46%, including a 10% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT increased by 56% mainly as the result of increased operating income.

Care Coordination business metrics

We have recorded Care Coordination patient encounters in the Asia-Pacific Segment since the third quarter of 2017. Previously, there were immaterial amounts of services performed in Care Coordination within the Asia-Pacific Segment. As a result, there is no data for patient encounters for the three months ended June 30, 2017 available for comparative purposes. The patient encounters for the three months ended June 30, 2018 primarily relate to encounters for ambulant treatment services as well as comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Key indicators for the Latin America Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	164	183	(10%)	11%
Health care services	118	131	(10%)	15%
Health care products	46	52	(12%)	2%
Number of dialysis treatments	1,259,833	1,205,418	5%
Same market treatment growth in %	1.1%	0.8%
Operating income	11	12	(10%)	(2%)
Operating income margin in %	6.8%	6.8%
Delivered EBIT(2)	11	12	(10%)	(2%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue decreased by 10%, including a 25% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 15% as a result of increases in organic revenue per treatment (11%), contributions from acquisitions (3%), and growth in same market treatments (1%).

Dialysis treatments increased by 5% mainly due to contributions from acquisitions (4%) and growth in same market treatments (1%). As of June 30, 2018, we had 31,494 patients (a 4% increase from June 30, 2017) being treated at the 233 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,345 patients treated at 231 clinics at June 30, 2017.

Health care product revenue decreased by 12%, including a 14% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 2% driven by higher sales of machines and peritoneal dialysis products, partially offset by lower sales of dialyzers.

Operating income margin

The operating income margin remained stable period over period. Foreign currency translation effects represented a 0.8 percentage point increase in the operating income margin in the current period. At Constant Exchange Rates, the operating income margin decreased mainly due to higher bad debt expense.

Delivered EBIT

Delivered EBIT decreased by 10% including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 2% due to decreased operating income at Constant Exchange Rates.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Consolidated financials

Key indicators for consolidated financial statements

in € M, except where otherwise specified
			Change in %

	For the six months ended June 30		As reported	Constant Currency(1)

	2018	2017

Revenue	8,189	9,019	(9%)	0%
Health care services	6,594	7,418	(11%)	(1%)
Health care products	1,595	1,601	0%	6%
Number of dialysis treatments	24,564,999	23,755,619	3%
Same market treatment growth in %	2.5%	2.8%
Gross profit as a % of revenue	30.6%	34.2%
Selling, general and administrative costs as a % of revenue	17.0%	20.3%
Operating income	1,898	1,235	54%	68%
Operating income margin in %	23.2%	13.7%
Delivered EBIT(2)	1,786	1,097	63%	78%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,273	577	121%	141%
Basic earnings per share	4.15	1.88	121%	141%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures–Delivered EBIT" above.

Health care services revenue decreased by 11%, including a 10% negative impact from foreign currency translation. At Constant Exchange Rates, health care services revenue decreased by 1% driven by the inclusion of implicit price concessions related to the implementation of IFRS 15 ("Implementation of IFRS 15") (4%), the prior year revenue impact from the recognition of revenue related to the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement for services performed during the period of January 2009 through February 15, 2011 ("VA Agreement") (1%) and a decrease in organic revenue per treatment (1%), partially offset by contributions from acquisitions (2%) and growth in same market treatments (3%). For further information on the Implementation of IFRS 15, see note 1 of the notes to the consolidated financial statements (unaudited) included in this report. Excluding (i) the effect from the implementation of IFRS 15, of approximately €270 M and (ii) the 2017 effect from VA Agreement of approximately €98 M, health care service revenue decreased by 6% to €6,594 M from €7,050 M including a 10% decrease resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, health care service revenue increased by 4%.

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue remained stable, including a 6% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 6%. Dialysis product revenue remained stable, including a 7% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenues increased by 7% due to higher sales of chronic hemodialysis products, renal pharmaceuticals, products for acute care treatments and peritoneal dialysis products. Non-dialysis product revenue decreased by 7% to €38 M from €41 M with no foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

The decrease period over period in the gross profit margin was 3.6 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. The decrease primarily reflects a decrease in the North America Segment. The decrease in the North America Segment gross profit margin was primarily due to the Implementation of IFRS 15, the prior year impact of the VA Agreement, lower revenue per treatment from commercial payors, higher implicit price concessions, the prior year impact driven by the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods) from the BPCI initiative and other small cost increases, partially offset by favorable pricing for certain pharmaceuticals due to delays for rebasing of

FRESENIUS MEDICAL CARE AG & Co. KGaA

reimbursement and lower costs for health care supplies. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the 2017 effect of the VA Agreement, the gross profit margin decreased by 0.8 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. At Constant Exchange Rates, excluding the effects above, the gross profit margin decreased by 1.1 percentage points.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 3.3 percentage points. Foreign currency translation effects represented a 0.1 percentage point negative impact in the current period. The decrease was driven by decrease in the North America Segment mainly due to the Implementation of IFRS 15, lower bad debt expense and the prior year change in fair value of subsidiary share based compensation, partially offset by the prior year impact of the VA Agreement. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the 2017 effect of the VA Agreement, the SG&A expenses as a percentage of revenue decreased by 0.9 percentage points including a 0.1 percentage point negative impact from foreign currency translation. At Constant Exchange Rates, excluding the effects above, the SG&A expenses as a percentage of revenue decreased by 1.0 percentage points.

Research and development expenses increased by 3% to €70 M from €67 M. The increase period over period, as a percentage of revenue, was 0.1 percentage points.

Income from equity method investees decreased by 9% to €34 M from €38 M. The decrease was primarily driven by increased costs to support the launch and development of new projects for Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%.

The increase period over period in the operating income margin was 9.5 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase was largely driven by the gain related to divestitures of Care Coordination activities of approximately €820 M. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding (i) the gain related to divestitures of Care Coordination activities of approximately €820 M and (ii) the 2017 effect of the VA Agreement of approximately €91 M, the operating income margin remained stable at 13.2%. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. At Constant Exchange Rates, excluding the effects above, the operating income margin decreased by 0.2 percentage points.

Delivered EBIT increased by 63% including a 15% negative impact from foreign currency translation. At Constant Exchange Rates, the increase of 78% was primarily due to increased operating income largely driven by the gain related to divestitures of Care Coordination activities of approximately €820 M.

Net interest expense decreased by 12% to €164 M from €188 M including a 7% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net interest expense decreased by 5% largely due to the replacement of interest bearing senior notes, repaid in 2017 by debt instruments at lower interest rates as well as a decreased debt level.

Income tax expense increased by 5% to €349 M from €332 M. The effective tax rate decreased to 20.1% from 31.7% for the same period of 2017 largely driven by the U.S. Tax Reform and the gain related to divestitures of Care Coordination activities. Excluding (i) the gain and related tax effect in connection with divestitures of Care Coordination activities of approximately €147 M, (ii) the positive 2018 effect from U.S. Tax Reform of approximately €83 M, and (iii) the 2017 tax effect from the VA Agreement of approximately €35 M, the effective tax rate increased to 31.2% from 31.1%.

Net income attributable to noncontrolling interests decreased by 19% to €112 M from €138 M. Foreign currency translation effects represented a 10% positive impact. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 9% largely due to lower performance in entities in which we have less than 100% ownership in the US.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 121% to €1,273 M from €577 M, including a 20% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 141% was driven by the combined effects of the items discussed above. Excluding (i) the gain related to divestitures of Care Coordination activities, net of tax, of approximately €674 M, (ii) the positive 2018 impact from U.S. Tax Reform of approximately €83 M, and (iii) the 2017 effect of approximately €54 M, net of tax, related to the VA Agreement, net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 1%, including a 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, excluding the items above, the increase in net income attributable to shareholders of FMC-AG & Co. KGaA was 7%. Excluding the gain related to divestitures of Care Coordination activities, net of tax, of approximately €674 M, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 4%, including a 9% negative impact resulting from foreign

FRESENIUS MEDICAL CARE AG & Co. KGaA

currency translation. At Constant Exchange Rates, excluding this impact, the increase in net income attributable to shareholders of FMC-AG & Co. KGaA was 13%.

Basic earnings per share increased by 121%. Foreign currency translation effects represented a 20% negative impact on the increase. At Constant Exchange Rates, basic earnings per share increased by 141% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.4 M in 2018 (306.4 M in 2017).

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for North America Segment in € M, except where otherwise specified
			Change in %

	For the six months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Total North America Segment
Revenue	5,746	6,600	(13%)	(3%)
Health care services	5,351	6,182	(13%)	(3%)
Health care products	395	418	(5%)	6%
Operating income	1,648	995	66%	83%
Operating income margin in %	28.7%	15.1%
Delivered EBIT(2)	1,542	863	79%	97%
Dialysis
Revenue	4,701	5,211	(10%)	1%
Number of dialysis treatments	15,134,388	14,660,103	3%
Same market treatment growth in %	2.3%	2.7%
Operating income	766	987	(22%)	(14%)
Operating income margin in %	16.3%	18.9%
Delivered EBIT(2)	669	870	(23%)	(15%)
Care Coordination
Revenue	1,045	1,389	(25%)	(16%)
Operating income	882	8	Not applicable	Not applicable
Operating income margin in %	84.5%	0.6%
Delivered EBIT(2)	873	(7)	Not applicable	Not applicable
Member Months Under Medical Cost Management(3),(4)	337,625	288,134	17%
Medical Cost Under Management(3),(4)	2,433	1,998	22%	36%
Care Coordination Patient Encounters(3),(4)	3,914,025	3,283,012	19%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business metrics for Care Coordination."
(4) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis

Revenue

Dialysis care revenue decreased by 10% to €4,306 M from €4,793 M. Foreign currency translation represented a 10% negative impact in the current period. At Constant Exchange Rates, dialysis care revenue remained stable mainly due to the negative effects of the Implementation of IFRS 15 (4%) and the prior year impact from the VA Agreement (2%), offset by increases in organic revenue per treatment (3%), growth in same market treatments (2%), and contributions from acquisitions (1%). Excluding (i) the 2017 effect from the Implementation of IFRS 15 of approximately €158 M and (ii) the 2017 effect from the VA Agreement of approximately €98 M, dialysis care revenue decreased by 5% to €4,306 M from €4,537 M including an 11% decrease resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, dialysis care revenue increased by 6%.

Dialysis treatments increased by 3% primarily due to same market treatment growth (2%) and contributions from acquisitions (1%).

In the U.S., the average revenue per treatment, restated for the Implementation of IFRS 15, increased to $351 (€324 at Constant Exchange Rates) from $349 (€322). Excluding the 2017 impact from the VA Agreement, the average revenue per treatment increased to $351 (€324 at Constant Exchange Rates) from $342 (€315). The development was mainly attributable to the implementation of the PAMA oral-only provision, partially offset by lower revenue from commercial payors and higher implicit price concessions.

Cost per treatment in the U.S., restated for the Implementation of IFRS 15, increased to $287 (€265 at Constant Exchange Rates) from $274 (€253). This development was largely a result of the implementation of the PAMA oral-only provision, increased property and other occupancy related costs as well as higher personnel expense, partially offset by lower costs for health care supplies.

Health care product revenue decreased by 5%, including an 11% negative impact from foreign currency translation effects. At Constant Exchange Rates, health care product revenue increased by 6% driven by higher sales of renal pharmaceuticals as well as hemodialysis solutions and concentrates, partially offset by lower sales of machines and dialyzers.

Operating income margin

The decrease period over period in the dialysis operating income margin was 2.6 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The decrease was largely driven by the prior year impact of the VA Agreement, the implementation of the PAMA oral-only provision, lower revenue per treatment from commercial payors, higher implicit price concessions, and other smaller cost increases, partially offset by favorable personnel expense, the Implementation of IFRS 15 and lower costs for health care supplies. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the 2017 effect from the VA Agreement of approximately €98 M, the dialysis operating income margin decreased to 16.3% from 18.0%. Foreign currency translation effects represented a 0.1 percentage point increase in the current period.

Delivered EBIT

Dialysis Delivered EBIT decreased by 23%, including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 15% mainly as the result of decreased operating income, partially offset by lower income attributable to noncontrolling interests driven by lower performance in entities in which we have less than 100% ownership.

Care Coordination

Revenue

Care Coordination revenue decreased by 25% including a 9% negative impact from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 16% largely driven by decreases in organic revenue growth due to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate (21%) and the Implementation of IFRS 15 (7%), partially offset by improved performance in certain services prior to divestiture (11%) and contributions from acquisitions (1%). Excluding the effect from the Implementation of IFRS 15 of approximately €112 M, Care Coordination revenue decreased by 18% to €1,045 M from €1,277 M including a 9% negative impact resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects above, Care Coordination revenue decreased by 9%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Operating income margin

The increase period over period in the Care Coordination operating income margin was 83.9 percentage points. Foreign currency translation effects represented a 1.0 percentage point increase in the current period. The increase was mainly driven by the gain related to divestitures of Care Coordination activities, the prior year change in fair value of subsidiary stock based compensation, a favorable impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, lower bad debt expense, the implementation of the PAMA oral-only provision (as the historical dispensation of calcimimetics through pharmacy services had low margins as a result of higher costs for external services) and higher earnings related to ESCOs, partially offset by lower reimbursement for cardiovascular and endovascular services and lower earnings from BPCI. Adjusting for the revenue impact from the Implementation of IFRS 15 and excluding the gain related to divestitures of Care Coordination activities of approximately €820 M, Care Coordination operating income margin increased to 5.9% from 0.6% with virtually no impact from foreign currency translation in the current period.

Delivered EBIT

Care Coordination Delivered EBIT increased to €873 M from a loss of €7 M mainly a result of increased operating income largely driven by the gain related to divestitures of Care Coordination activities of approximately €820 M.

Care Coordination business metrics

The increase in member months under medical cost management was primarily attributable to an expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by a decrease in BPCI due to our voluntary elimination of certain non-performing risks from our BPCI portfolio. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 22%, including a 14% negative impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 36% primarily due to an expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The increase in patient encounters was primarily driven by increased encounters for hospital related physician services until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report). See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

EMEA Segment

Key indicators for EMEA Segment

in € M, except where otherwise specified
			Change in %

	For the six months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	1,288	1,255	3%	5%
Health care services	629	613	3%	5%
Health care products	659	642	3%	5%
Number of dialysis treatments	4,794,593	4,594,117	4%
Same market treatment growth in %	2.8%	3.6%
Operating income	214	227	(6%)	(5%)
Operating income margin in %	16.6%	18.1%
Delivered EBIT(2)	212	225	(6%)	(5%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue increased by 3%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 5% as a result of growth in same

FRESENIUS MEDICAL CARE AG & Co. KGaA

market treatments (3%), contributions from acquisitions (2%), and an increase in dialysis days (1%), partially offset by decreases in organic revenue per treatment (1%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (3%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 3%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 5%. Dialysis product revenue increased by 3%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 6% in dialysis product revenue was due to higher sales of machines, products for acute care treatments, dialyzers, renal pharmaceuticals, bloodlines and hemodialysis solutions and concentrates. Non-Dialysis product revenue decreased by 7% to €38 M from €41 M with virtually no impact from foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

Operating income margin

The decrease period over period in the operating income margin was 1.5 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the operating income margin. The decrease was mainly due to an unfavorable impact from manufacturing, higher personnel costs in certain countries, lower income from equity method investees and higher bad debt expense.

Delivered EBIT

Delivered EBIT decreased by 6%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 5% primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators for Asia-Pacific Segment

in € M, except where otherwise specified
			Change in %

	For the six months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Total Asia-Pacific Segment
Revenue	814	795	2%	10%
Health care services	375	360	4%	13%
Health care products	439	435	1%	7%
Operating income	152	160	(5%)	(1%)
Operating income margin in %	18.7%	20.1%
Delivered EBIT(2)	148	156	(6%)	(2%)
Dialysis
Revenue	720	736	(2%)	5%
Number of dialysis treatments	2,143,059	2,111,151	2%
Same market treatment growth in %	5.0%	4.2%
Operating income	140	154	(9%)	(5%)
Operating income margin in %	19.5%	20.9%
Delivered EBIT(2)	137	150	(9%)	(6%)
Care Coordination
Revenue	94	59	59%	73%
Operating income	12	6	97%	114%
Operating income margin in %	12.7%	10.3%
Delivered EBIT(2)	11	6	82%	98%
Care Coordination Patient Encounters(3)	434,652	-	Not Applicable	Not Applicable

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis

Revenue

Dialysis care service revenue decreased by 7% to €281 M from €301 M, including an 8% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care service revenue increased by 1% as a result of growth in same market treatments (5%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (4%) and decreases in organic revenue per treatment (1%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (5%), an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (4%).

Health care product revenue increased by 1% including a 6% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 7% as a result of increased sales of chronic hemodialysis products and peritoneal dialysis products.

Operating income margin

The decrease period over period in the operating income margin was 1.4 percentage points. Foreign currency translation effects represented a 0.6 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased due to unfavorable impacts from foreign currency transaction effects as well as increased costs related to business growth, mainly in China.

Delivered EBIT

Delivered EBIT decreased by 9%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 6% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 59%, including a 14% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 73% driven by contributions from acquisitions (59%) and organic revenue growth (14%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 2.4 percentage points. Foreign currency translation effects represented 0.1 percentage point decrease in the operating income margin. The increase was driven by a favorable impact from acquisitions.

Delivered EBIT

Care Coordination Delivered EBIT increased by 82%, including a 16% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT increased by 98% mainly as the result of increased operating income.

Care Coordination business metrics

We have recorded Care Coordination patient encounters in the Asia-Pacific Segment since the third quarter of 2017. Previously, there were immaterial amounts of services performed in Care Coordination within the Asia-Pacific Segment. As a result, there is no data for patient encounters for the six months ended June 30, 2017 available for comparative purposes. The patient encounters for the six months ended June 30, 2018 primarily relate to encounters for ambulant treatment services as well as comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Key indicators for Latin America Segment

in € M, except where otherwise specified
			Change in %

	For the six months ended June 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	334	360	(7%)	14%
Health care services	239	263	(9%)	15%
Health care products	95	97	(2%)	13%
Number of dialysis treatments	2,492,959	2,390,248	4%
Same market treatment growth in %	1.1%	1.4%
Operating income	25	27	(6%)	5%
Operating income margin in %	7.6%	7.5%
Delivered EBIT(2)	25	27	(6%)	5%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue decreased by 9%, including a 24% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 15% as a result of increases in organic revenue per treatment (11%), contributions from acquisitions (2%), an increase in dialysis days (1%) and growth in same market treatments (1%).

Dialysis treatments increased by 4% mainly due to contributions from acquisitions (3%) and growth in same market treatments (1%).

Health care product revenue decreased by 2%, including a 15% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 13% driven by higher sales of machines, products for acute care and peritoneal dialysis products, partially offset by lower sales of dialyzers.

Operating income margin

The increase period over period in the operating income margin was 0.1 percentage point, including a positive foreign currency translation effect of 0.8 percentage points in the current period. The decrease was mainly due to unfavorable foreign currency transaction effects.

Delivered EBIT

Delivered EBIT decreased by 6%, including an 11% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 5% due to increased operating income at Constant Currency.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, issuances of long-term debt (including the issuance of bonds under a newly established debt issuance program) and equity securities as well as divestitures. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

FRESENIUS MEDICAL CARE AG & Co. KGaA

In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a Non- IFRS Measure, see "– II. Discussion of Measures – Non–IFRS Measures – Net leverage ratio (Non-IFRS Measure)" above. At June 30, 2018 and December 31, 2017, the Net Leverage Ratio, was 2.0 and 2.1, respectively.

At June 30, 2018, we had cash and cash equivalents of €1,657 M compared to €978 M at December 31, 2017.

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €165 M and €664 M for the six months ended June 30, 2018 and June 30, 2017, respectively. Free cash flow is a non-IFRS measure. For a reconciliation to Net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "– II. Discussion of measures – Non–IFRS measures – Cash flow measures" above. Free cash flow in percent of revenue was 2.0% and 7.4% for the six months ended 2018 and 2017, respectively.

Net cash provided by (used in) operating activities

In the first six months of 2018, net cash provided by operating activities was €611 M as compared to net cash provided by operating activities of €1,052 M in the first six months of 2017. Net cash provided by (used in) operating activities in percent of revenue decreased to 7% for the first six months of 2018 as compared to 12% for 2017. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was largely driven by the impact from the 2017 payment related to the VA Agreement, increased accounts receivable from Medicare related to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate as well as increased inventory levels, partially offset by lower income tax payments.

The profitability of our business depends significantly on reimbursement rates. Approximately 81% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2018, approximately 33% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the commercial paper program (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report) as well as the utilization of the Accounts Receivable Facility. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 82 days at June 30, 2018, an increase as compared to 75 days at December 31, 2017.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Amended 2012 Credit Agreement. DSO amounts reported in the prior year have been adjusted to conform to the current year's presentation. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment

	June 30, 2018	December 31, 2017

North America Segment	66	59
EMEA Segment	102	102
Asia-Pacific Segment	130	123
Latin America Segment	126	127
FMC-AG & Co. KGaA average days sales outstanding	82	75

The DSO increase in the North America Segment was largely due to increased accounts receivable from Medicare related to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate, as well as seasonality in invoicing. The Asia-Pacific Segment's DSO increase primarily reflects delays in payment collections in China. The Latin America Segment's DSO decrease reflects periodic fluctuations in payment of public health care organizations in certain countries.

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first six months of 2018, net cash provided by investing activities was €871 M as compared to net cash used in investing activities of €730 M in the comparable period of 2017. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for first six months of 2018 and 2017:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M
	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets

		For the six months ended June 30

	2018	2017	2018	2017

North America Segment	259	235	303	168
EMEA Segment	62	40	23	34
Asia-Pacific Segment	20	15	3	145
Latin America Segment	9	15	9	2
Corporate	96	83	8	3

Total	446	388	346	352

The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in France, the North America Segment and Germany), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Development costs were incurred and capitalized. Capital expenditures increased to approximately 5% of total revenue in the first six months of 2018 as compared to 4% the same period in 2017.

The investments in the first six months of 2018 were primarily driven by debt securities and an equity investment in Humacyte, a medical research, discovery and development company, to gain a 19% fully diluted ownership stake as well as a related exclusive global distribution right to Humacyte's bioengineered human acellular vessels within the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely acquisitions of dialysis clinics. In the first six months of 2018, we received €1,662 M from divestitures mainly related to the divestment of Sound on June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) in this report. The investments in the first six months of 2017 were mainly driven by acquisitions of dialysis clinics in the North America Segment and a Care Coordination acquisition in

FRESENIUS MEDICAL CARE AG & Co. KGaA

the Asia-Pacific Segment. Additionally, in the first six months of 2017, we received €10 M from divestitures mainly related to debt securities.

We anticipate capital expenditures of €0.9 to €1.0 billion and expect to make acquisitions of approximately €600 to €800 M in 2018. See "Outlook" below.

Net cash provided by (used in) financing activities

In the first six months of 2018 and 2017, net cash used in financing activities was €785 M and €242 M, respectively.

In the first six months of 2018, cash was mainly used in the payment of dividends, a reduction in the accounts receivable facility, repayments of long-term debt and capital lease obligations and short-term debt as well as distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including drawings under the Commercial Paper Program) as well as long-term debt and capital lease obligations. In the first six months of 2017, cash was mainly used in the payment of dividends, distributions to noncontrolling interests, a reduction in the accounts receivable facility, and repayment of short-term debt from related parties, partially offset by proceeds from short-term debt and short-term debt from related parties.

On May 23, 2018, we paid a dividend with respect to 2017 of €1.06 (for 2016 paid in 2017 €0.96). The total dividend payment was €325 M as compared to €294 M in the prior year.

Balance sheet structure

Total assets as of June 30, 2018 increased by 4% to €25.0 billion from €24.0 billion as compared to December 31, 2017, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, total assets increased by 3% to €24.6 billion from €24.0 billion.

Current assets as a percent of total assets increased to 30% at June 30, 2018 as compared to 27% at December 31, 2017. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 48% at June 30, 2018 as compared to 45% at December 31, 2017. ROIC increased to 12.1% at June 30, 2018 as compared to 8.6% at December 31, 2017.

Report on post-balance sheet date events

No significant activities have taken place subsequent to the balance sheet date June 30, 2018 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in our structure, management, legal form or personnel.

Outlook

Below is a table showing our growth outlook for 2018. The outlook for 2018 is based on exchange rates prevailing at the beginning of 2018. We have presented our outlook at Constant Currency without a reconciliation to IFRS in reliance on Item 10(e)(1)(i)(B) or SEC Regulation S-K. Any such reconciliation would require actual exchange rates for the full year 2018. Any attempt to predict such rates would be purely speculative

The basis for the outlook below was adjusted for Sound's revenue, operating income and net income for the second half of 2017, in the amount of €559 M, €84 M and €38 M, respectively, to conform to the Sound business included for

FRESENIUS MEDICAL CARE AG & Co. KGaA

2018 prior to the divestiture on June 28, 2018. The growth rates indicated in the outlook for 2018 will be achieved on this adjusted basis.

Outlook 2018	Outlook 2018 (at Constant Currency)(1)

Revenue(2), (3)	Growth 5-7%
Operating income(3), (4)	Growth 12 - 14%
Delivered EBIT(3), (4)	Growth 13 - 15%
Net income growth at Constant Currency(3),(4),(5)	13 - 15%
Net income growth at Constant Currency(3),(4),(5),(6)	7 - 9%
Basic earnings per share growth at Constant Currency(3)	based on development of net income
Capital expenditures (3)	€0.9 - €1.0 BN
Acquisitions and investments	€600 - €800 M
Net cash provided by (used in) operating activities in % of revenue(3)	> 10%
Free cash flow in % of revenue(3)	> 4%
Net leverage ratio(3)	< 2.5
ROIC(3)	≥ 8.0%
Dividend per share	based on development of net income
Employees(7)	> 113,000
Research and development expenses	€140 - €150 M

(1) Excluding the effects from the acquisition of NxStage Medical, Inc. and the (gain) loss related to divestitures of Care Coordination activities.
(2) Basis 2017 adjusted for impacts from IFRS 15 implementation of €486 M.
(3) Key performance indicator used for internal management. See Item 5. "Operating and financial review and prospects - I. Performance management system" in the annual report on Form 20-F for the year ended December 31, 2017.
(4) Excluding the (gain) loss related to divestitures of Care Coordination activities.
(5) Net income attributable to shareholders of FMC-AG & Co. KGaA.
(6) Excluding the 2017 impacts from the VA Agreement, Natural Disaster Costs, FCPA related charge, as well as the impacts from the U.S. tax reform.
(7) Full-time equivalents.

At Constant Exchange Rates, the revenue growth target was adjusted from around 8% to a range of 5 to 7% as a result of our recent reassessment of dosing of calcimimetic drugs in the dialysis service business in the United States. The reduction in dosing was faster than assumed and results in a lower than expected revenue contribution. Concurrently, we reconfirm our 2018 outlook for the net income growth target of 13 to 15% at Constant Exchange Rates. Our 2018 outlook continues to exclude the effects of the expected acquisition of NxStage Medical, Inc.

Recently Issued Accounting Standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands ("THOUS"), except per share data
	Note	For the three months ended June 30,		For the six months ended June 30,

		2018	2017	2018	2017

Revenue:
Health care services		3,384,807	3,648,617	6,593,602	7,417,956
Health care products		828,898	822,404	1,595,732	1,601,185

	2 a, 13	4,213,705	4,471,021	8,189,334	9,019,141
Costs of revenue:
Health care services		2,530,570	2,627,659	4,964,894	5,257,900
Health care products		378,891	348,359	717,447	674,577

		2,909,461	2,976,018	5,682,341	5,932,477
Gross profit		1,304,244	1,495,003	2,506,993	3,086,664
Operating (income) expenses:
Selling, general and administrative		715,177	904,043	1,393,954	1,827,223
(Gain) loss related to divestitures of Care Coordination activities	2 b	(833,157)	(4,498)	(820,054)	(4,547)
Research and development	2 c	37,648	35,096	69,545	67,232
Income from equity method investees		(16,523)	(22,939)	(34,427)	(37,824)

Operating income		1,401,099	583,301	1,897,975	1,234,580
Other (income) expense:
Interest income	2 d	4,051	5,869	(20,104)	(22,817)
Interest expense		80,246	89,097	184,377	210,511

Income before income taxes		1,316,802	488,335	1,733,702	1,046,886
Income tax expense		261,643	150,520	348,834	332,088
Net income		1,055,159	337,815	1,384,868	714,798
Net income attributable to noncontrolling interests		61,178	69,130	112,332	137,938

Net income attributable to shareholders of FMC-AG & Co. KGaA		993,981	268,685	1,272,536	576,860

Basic earnings per share	2 e	3.24	0.88	4.15	1.88

Fully diluted earnings per share	2 e	3.23	0.87	4.14	1.88

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS
	Note	For the three months ended June 30,		For the six months ended June 30,

		2018	2017	2018	2017

Net income		1,055,159	337,815	1,384,868	714,798

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation		392,896	(700,180)	129,245	(761,549)
Gain (loss) related to cash flow hedges (1)	12	5,186	8,803	13,020	18,172
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified		(1,496)	(2,741)	(3,714)	(5,719)

Other comprehensive income (loss), net of tax		396,586	(694,118)	138,551	(749,096)

Total comprehensive income		1,451,745	(356,303)	1,523,419	(34,298)
Comprehensive income attributable to noncontrolling interests		112,958	4,426	138,734	60,506

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		1,338,787	(360,729)	1,384,685	(94,804)

(1) Including cost of hedging in the amount of €78 and €-552 for the three and six months ended June 30, 2018.

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

Consolidated balance sheets

in € THOUS, except share data
	Note	June 30, 2018	December 31, 2017

		(unaudited)	(audited)
Assets
Cash and cash equivalents	4	1,657,461	978,109
Trade accounts and other receivables	5	3,552,215	3,389,326
Accounts receivable from related parties	3	135,142	111,643
Inventories	6	1,393,588	1,290,779
Other current assets		773,165	604,450

Total current assets		7,511,571	6,374,307
Property, plant and equipment		3,636,280	3,491,771
Intangible assets		654,520	683,058
Goodwill		11,806,784	12,103,921
Deferred taxes		334,478	315,168
Investment in equity method investees	13	613,670	647,009
Other non-current assets		487,625	409,894

Total non-current assets		17,533,357	17,650,821

Total assets		25,044,928	24,025,128

Liabilities
Accounts payable		558,901	590,493
Accounts payable to related parties	3	182,534	147,349
Current provisions and other current liabilities		2,778,086	2,843,760
Short-term debt	7	873,270	760,279
Short-term debt from related parties	7	3,054	9,000
Current portion of long-term debt and capital lease obligations	8	897,735	883,535
Income tax payable		202,213	65,477

Total current liabilities		5,495,793	5,299,893
Long-term debt and capital lease obligations, less current portion	8	5,489,982	5,794,872
Non-current provisions and other non-current liabilities		883,321	975,645
Pension liabilities		552,003	530,559
Income tax payable		127,341	128,433
Deferred taxes		518,193	467,540

Total non-current liabilities		7,570,840	7,897,049

Total liabilities		13,066,633	13,196,942
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 308,215,905 issued and 306,124,954 outstanding as of June 30, 2018 and 385,913,972 shares authorized, 308,111,000 issued and 306,451,049 outstanding as of December 31, 2017		308,216	308,111
Treasury stock, at cost		(146,152)	(108,931)
Additional paid-in capital		3,960,215	3,969,245
Retained earnings		8,146,684	7,137,255
Accumulated other comprehensive income (loss)		(1,373,429)	(1,485,578)

Total FMC-AG & Co. KGaA shareholders' equity		10,895,534	9,820,102
Noncontrolling interests		1,082,761	1,008,084

Total equity		11,978,295	10,828,186

Total liabilities and equity		25,044,928	24,025,128

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS
		For the six months ended June 30,

	Note	2018	2017

Operating activities
Net income		1,384,868	714,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13	355,236	375,981
Change in deferred taxes, net		2,856	2,812
(Gain) loss on sale of fixed assets and investments		(822,122)	1,307
Compensation expense related to share-based plans		7,883	38,009
Investments in equity method investees, net		6,857	(34,992)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(403,354)	(41,635)
Inventories		(92,001)	(25,327)
Other current and non-current assets		(36,268)	(48,475)
Accounts receivable from related parties		(23,378)	45,897
Accounts payable to related parties		33,318	(42,598)
Accounts payable, provisions and other current and non-current liabilities		204,548	226,619
Paid interest		(152,189)	(180,552)
Received interest		16,304	22,817
Income tax payable		332,883	379,147
Paid income taxes		(204,605)	(381,585)

Net cash provided by (used in) operating activities		610,836	1,052,223

Investing activities
Purchases of property, plant and equipment		(465,906)	(403,891)
Proceeds from sale of property, plant and equipment		20,431	15,921
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	14	(345,544)	(351,555)
Proceeds from divestitures	14	1,662,458	9,634

Net cash provided by (used in) investing activities		871,439	(729,891)

Financing activities
Proceeds from short-term debt		274,020	428,562
Repayments of short-term debt		(162,061)	(20,354)
Proceeds from short-term debt from related parties		31,854	116,079
Repayments of short-term debt from related parties		(37,800)	(100,800)
Proceeds from long-term debt and capital lease obligations		111,184	2,245
Repayments of long-term debt and capital lease obligations		(250,904)	(72,217)
Increase (decrease) of accounts receivable securitization program		(291,639)	(115,420)
Proceeds from exercise of stock options		5,839	33,737
Purchase of Treasury Stock		(37,221)	-
Dividends paid		(324,838)	(293,973)
Distributions to noncontrolling interests		(118,513)	(243,551)
Contributions from noncontrolling interests		14,756	23,903

Net cash provided by (used in) financing activities		(785,323)	(241,789)

Effect of exchange rate changes on cash and cash equivalents		(17,600)	(68,443)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		679,352	12,100
Cash and cash equivalents at beginning of period		978,109	708,882

Cash and cash equivalents at end of period	4	1,657,461	720,982

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statement of shareholders´ equity

For the six months ended June 30, 2018 and 2017 (unaudited)

Consolidated statements of shareholders´ equity

in € THOUS, except share data
		Ordinary shares		Treasury stock				Accumulated other comprehensive income (loss)

	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions	Total FMC-AG & Co. KGaA shareholders' equity	Noncontrolling interests	Total equity

Balance at December 31, 2016		307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132
Proceeds from exercise of options and related tax effects		639,232	639	-	-	32,243	-	-	-	-	32,882	-	32,882
Compensation expense related to stock options		-	-	-	-	11,087	-	-	-	-	11,087	-	11,087
Dividends paid		-	-	-	-	-	(293,973)	-	-	-	(293,973)	-	(293,973)
Purchase/ sale of noncontrolling interests		-	-	-	-	(65,237)	-	-	-	-	(65,237)	20,934	(44,303)
Contributions from/ to noncontrolling interests		-	-	-	-	-	-	-	-	-	-	(120,573)	(120,573)
Noncontrolling interests subject to put provisions	12	-	-	-	-	-	90,799	-	-	-	90,799	-	90,799
Net Income		-	-	-	-	-	576,860	-	-	-	576,860	137,938	714,798
Other comprehensive income (loss) related to:
Foreign currency translation		-	-	-	-	-	-	(693,809)	2	9,690	(684,117)	(77,432)	(761,549)
Cash flow hedges, net of related tax effects		-	-	-	-	-	-	-	12,453	-	12,453	-	12,453

Comprehensive income		-	-	-	-	-	-	-	-	-	(94,804)	60,506	(34,298)

Balance at June 30, 2017		307,861,023	307,861	(999,951)	(50,993)	3,938,208	6,459,562	(719,828)	(25,652)	(250,747)	9,658,411	1,034,342	10,692,753

Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186
Adjustment due to initial application of IFRS 9		-	-	-	-	-	(5,076)	-	-	-	(5,076)	-	(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110

Proceeds from exercise of options and related tax effects		104,905	105	-	-	5,393	-	-	-	-	5,498	-	5,498
Compensation expense related to stock options		-	-	-	-	3,949	-	-	-	-	3,949	-	3,949
Purchase of treasury stock	2e	-	-	(431,000)	(37,221)	-	-	-	-	-	(37,221)	-	(37,221)
Dividends paid		-	-	-	-	-	(324,838)	-	-	-	(324,838)	-	(324,838)
Purchase/ sale of noncontrolling interests		-	-	-	-	(18,372)	-	-	-	-	(18,372)	19,254	882
Contributions from/ to noncontrolling interests		-	-	-	-	-	-	-	-	-	-	(83,311)	(83,311)
Noncontrolling interests subject to put provisions	12	-	-	-	-	-	66,807	-	-	-	66,807	-	66,807
Net Income		-	-	-	-	-	1,272,536	-	-	-	1,272,536	112,332	1,384,868
Other comprehensive income (loss) related to:
Foreign currency translation		-	-	-	-	-	-	107,129	(15)	(4,271)	102,843	26,402	129,245
Cash flow hedges, net of related tax effects		-	-	-	-	-	-	-	9,306	-	9,306	-	9,306

Comprehensive income		-	-	-	-	-	-	-	-	-	1,384,685	138,734	1,523,419

Balance at June 30, 2018		308,215,905	308,216	(2,090,951)	(146,152)	3,960,215	8,146,684	(1,096,775)	(9,045)	(267,609)	10,895,534	1,082,761	11,978,295

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.     The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services" until June 28, 2018. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 13.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Report on Form 20-F for 2017 were prepared solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At June 30, 2018, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. As such, the accompanying condensed interim report complies with the requirements of International Accounting Standard ("IAS") 34, Interim Financial Reporting as well as with the rules concerning interim reporting as issued by the IASB.

The consolidated financial statements at June 30, 2018 and for the three and six-months periods ended June 30, 2018 and 2017 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2017 Annual Report on Form 20-F. The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

As a result of the implementation of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments, the Company has updated its accounting policies accordingly. Please refer to "Recently implemented accounting pronouncements" below for further details on the updated policies. Excluding the policy updates for IFRS 15 and IFRS 9, the accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as of December 31, 2017.

Finance lease receivables in the amount of €58,336 in the prior years' comparative consolidated financial statements have been reclassified from other currents assets to trade accounts and other receivables to conform to the current year's presentation.

The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the results of operations for the year ending December 31, 2018.

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at June 30, 2018 in conformity with IFRS in force for the interim periods on January 1, 2018. In the first quarter of 2018, the Company applied the following new standards relevant for its business for the first time:

      •
      IFRS 15, Revenue from Contracts with Customers

      •
      IFRS 9, Financial Instruments

IFRS 15

The Company adopted IFRS 15, Revenue from Contracts with Customers, as issued in May 2014, with the effective date of January 1, 2018. While this standard applies to nearly all contracts with customers, the main exceptions are leases, financial instruments and insurance contracts. In accordance with the transition provisions in IFRS 15 the new rules were only adopted for those contracts that are not completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented.

The major changes in the Company's accounting policies resulting from the implementation of IFRS 15 are summarized below:

Health care services

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue, whereas prior to the adoption of IFRS 15 it was recorded as an allowance for doubtful accounts. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage and patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

IFRS 15 requires the consideration of implicit price concessions when determining the transaction price which, through adoption, resulted in the implicit price concessions directly reducing revenue in the amount of €148,244 and €304,836 for the three and six months ended June 30, 2018, respectively. Prior to the adoption of IFRS 15, implicit price concessions were included as part of selling, general and administrative expenses as an allowance for doubtful accounts in the amount of €130,749 and €269,701 for the three and six months ended June 30, 2017, respectively. There is no effect on net income as the implicit price concessions are merely presented in different lines within the consolidated statements of income.

Revenue from insurance contracts will be disclosed as part of "Other revenue" separately from IFRS 15 revenue in the notes to the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company´s health care products. Prior to the adoption of IFRS 15 revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. With the adoption of IFRS 15, revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter does the customer obtain control of the medical device.

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. IFRS 15 specifically excludes leases from the scope of the revenue standard. As a result, the transaction price is allocated in accordance with IFRS 15, and revenue is recognized separately for the lease and the non-lease components of the contract in accordance with IAS 17.

Revenue from lease contracts will be disclosed as part of "Other revenue" separately from IFRS 15 revenue in the notes to the consolidated financial statements.

As of June 30, 2018 there are no contract assets and an immaterial amount of contract liabilities resulting from the implementation of IFRS 15. Contract assets would be shown in the consolidated balance sheet in line item "Trade accounts and other receivables" and contract liabilities are shown in line item "Current provisions and other current liabilities."

IFRS 9

The Company has adopted IFRS 9, Financial instruments with the effective date of January 1, 2018. IFRS 9 was issued in July 2014 and mainly replaced IAS 39, Financial instruments: recognition and measurement. Additionally, the Company has adopted the related amendments to IFRS 7, Financial instruments: disclosures.

The major changes in the Company's accounting policies resulting from the implementation of IFRS 9 are summarised below:

Classification and measurement of financial assets and financial liabilities

IFRS 9 defined the following three categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income ("FVOCI") and measured at fair value through profit or loss ("FVPL"). The classification depends on the business model that the financial assets are managed in and the contractual terms of the cash flows of the financial assets. IFRS 9 eliminated the following categories that were applicable for the Company under IAS 39: loans and receivables and available for sale financial assets.

The requirements for the classification and measurement of financial liabilities have not changed significantly. Consequently, the implementation of IFRS 9 does not have a material impact on the Company's accounting policies for financial liabilities.

Impairment of financial assets

IFRS 9 replaces the incurred loss model under IAS 39 with an expected credit loss approach. Under the new approach, the Company is only allowed to recognize an impairment loss if a loss event occurred. This means that generally all impacted financial assets will carry a loss allowance based on their expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses over the contractual life of the financial assets. This model comprises a three stage approach. Upon recognition, the Company shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that time, impairment losses shall amount to lifetime expected losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues and information about future

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

economic conditions, to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered.

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers' unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. When a counterpart defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost, contract assets and lease receivables as well as in investments in debt securities measured at fair value through other comprehensive income. The financial assets mainly comprise trade accounts receivables and cash and cash equivalents. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective instrument. Financial assets whose expected credit loss is not assessed individually are grouped on the basis of geographical regions and the impairment is generally assessed on the basis of macroeconomic indicators such as credit default swaps.

For trade accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses. Expected credit losses on cash and cash equivalents are measured according to the general method which is based on 12-month expected credit losses. Due to the short maturity term of the financial instruments this corresponds with the lifetime expected loss.

Based on the external credit ratings of the counterparties the Company considers that its cash and cash equivalents have a low credit risk.

Hedge accounting

The Company implemented the IFRS 9 hedge accounting model. The new model allows for improved alignment of hedge accounting with risk management strategies and objectives. The Company applies cash flow hedge accounting mainly for the purpose of hedging forecasted transactions relating to inventory purchases and sales. To hedge the resulting foreign currency exposure, the Company generally enters into foreign exchange forward contracts. With the application of IFRS 9, only the effective fair value changes of the spot component of these contracts will be designated as hedging instruments and accounted for in other comprehensive income (loss) ("OCI"). Forward points are recognized and accumulated in a separate component within OCI. Under IAS 39, the fair value changes of both the spot and forward component were designated as hedging instrument, and recognized in accumulated OCI ("AOCI"). Under IAS 39 accumulated amounts related to cash flow hedges were reclassified to profit or loss in the same period as the hedged forecasted transaction affected profit or loss. Under IFRS 9, accumulated amounts in OCI for cash flow hedges of foreign exchange risk in relation to hedged forecasted product purchases from third party are directly included in the initial cost of the asset when it is recognized.

Recent accounting pronouncements not yet adopted

      •
      IFRS 16, Leases

      •
      IFRS 17, Insurance Contracts

IFRS 16

In January 2016, the IASB issued IFRS 16, Leases, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, SIC-15 and SIC-27. IFRS 16 significantly changes lessee accounting. For all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every lease contract. Therefore, straight-line rental expenses will no longer be shown. The lessor accounting requirements in IAS 17 are substantially carried forward. The standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for entities that have also adopted IFRS 15, Revenue from Contracts with Customers. The Company decided that IFRS 16 will not be adopted early. The Company expects a balance sheet extension due to the on balance sheet recognition of right of use assets and liabilities for agreed lease payment obligations, currently

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

classified as operating leases, resulting in particular from leased clinics and buildings. Based on a first impact analysis as of December 31, 2015 using certain assumptions and simplifications, the Company expects a financial debt increase of approximately €4,000,000. Referring to the consolidated statement of income, the Company expects an operating income improvement due to the split of rent expenses in depreciation and interest expenses, by having unchanged cash outflows. The Company also expects that its net leverage ratio (net debt as compared to Earnings before Interest, Taxes, Depreciation and Amortization, "EBITDA"), adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50,000 threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) will increase by about 0.5. The impact on the Company will depend on the contract portfolio at the effective date, as well as the transition method. Based on a first impact analysis, the Company will apply the modified retrospective method. Except for the transition method, the Company is currently evaluating the accounting policy options of IFRS 16.

IFRS 17

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the consolidated financial statements.

2.     Notes to the consolidated statements of income

a) Revenue

The Company has recognized the following revenue in the consolidated statement of income for the six months ended June 30, 2018:

Revenue

in € THOUS

	For the three months ended June 30, 2018			For the six months ended June 30, 2018

	Revenue from contracts with customers (IFRS 15)	Other revenue	Total	Revenue from contracts with customers (IFRS 15)	Other revenue	Total

Health care services	3,334,770	50,037	3,384,807	6,490,307	103,295	6,593,602
Dialysis services	2,806,544	-	2,806,544	5,454,837	-	5,454,837
Care Coordination	528,226	50,037	578,263	1,035,470	103,295	1,138,765
Health care products	801,202	27,696	828,898	1,550,300	45,432	1,595,732
Dialysis products	782,304	27,696	810,000	1,512,260	45,432	1,557,692
Non-dialysis products	18,898	-	18,898	38,040	-	38,040

Total	4,135,972	77,733	4,213,705	8,040,607	148,727	8,189,334

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

b) (Gain) loss related to divestitures of Care Coordination activities

On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians, Inc. ("Sound") to an investment consortium led by Summit Partners, L.P., ("Summit Consortium"). Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28, 2018. The total transaction proceeds were $1,925,210 (€1,662,100). The pre-tax gain related to divestitures for Care Coordination activities was €820,054, which primarily related to this divestiture, the effect of the six month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound.

Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

  •
  In July 2014, the Company made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering its strategic investments and expanding the health care services we offer.

  •
  In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

  •
  In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

c) Research and development expenses

Research and development expenses of €69,545 for the six months ended June 30, 2018 (for the six months ended June 30, 2017: €67,232) include expenditure for research and non-capitalizable development costs as well as depreciation and amortization expenses of €161 related to capitalized development costs (for the six months ended June 30, 2017: €208).

d) Interest Income

In 2014, the Company issued equity-neutral convertible bonds (the "Convertible Bonds"). Since November 2017, bond holders can exercise their conversion rights embedded in the bonds at certain dates. To fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Interest income is recognized either for the increase in the fair value of the conversion feature or the Share Options, dependent upon which is applicable in the year to date period under review. During the six months ended June 30, 2018 and 2017, the fair value of the Share Options increased and, as such, the increase is shown as interest income. However, the increase in the fair value of the Share Options for the six month period ended June 30, 2018 and 2017 was lower than for the three months ended March 31, 2018 and 2017, which leads to the presentation of negative interest income for the three months ended June 30, 2018 and 2017.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

e) Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2018 and 2017:

Reconciliation of Basic and Diluted Earnings per Share

in € THOUS, except share and per share data
	For the three months ended June 30,		For the six months ended June 30,

	2018	2017	2018	2017

Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	993,981	268,685	1,272,536	576,860

Denominators:
Weighted average number of shares outstanding	306,355,571	306,523,865	306,404,051	306,383,373
Potentially dilutive shares	927,226	712,296	946,366	589,057

Basic earnings per share	3.24	0.88	4.15	1.88

Fully diluted earnings per share	3.23	0.87	4.14	1.88

Share buy-back program

On the basis of the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program, the Company repurchased 431,000 shares between May 28, and June 8, 2018, for an average weighted stock price of €86.37.

As of June 30, 2018, the Company holds 2,090,951 treasury shares. These shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock

Period	Average price paid per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares (1)

	in €		in € THOUS

Purchase of Treasury Stock
May 2013	52.96	1,078,255	57,107
June 2013	53.05	2,502,552	132,769
July 2013	49.42	2,972,770	146,916
August 2013	48.40	995,374	48,174

Repurchased Treasury Stock	51.00	7,548,951	384,966

Retirement of repurchased Treasury Stock
February 2016	51.00	6,549,000	333,973

Purchase of Treasury Stock
December 2017	87.79	660,000	57,938
May/June 2018	86.37	431,000	37,221

Total	69.90	2,090,951	146,152

(1)     The value of shares repurchased in 2013, 2017 and 2018 is inclusive of fees (net of taxes) paid in the amount of approximately €81, €12 and €8, respectively, for services rendered.

3.     Related party transactions

Fresenius SE is the Company's largest shareholder and owns 30.8% of the Company's outstanding shares, excluding treasury shares held by the Company, at June 30, 2018. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements, lease agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into an agreement with a Fresenius SE company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €3,274 during the six months ended June 30, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements, lease agreements and products

in € THOUS

	For the six months ended June 30, 2018		For the six months ended June 30, 2017		June 30, 2018		December 31, 2017

	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

Service agreements(1)
Fresenius SE	308	10,772	260	11,747	38	2,645	40	2,948
Fresenius SE affiliates	1,671	46,510	1,724	36,193	756	2,945	9,445	4,696
Equity method investees	9,024	-	8,647	-	1,310	-	1,738	-

Total	11,003	57,282	10,631	47,940	2,104	5,590	11,223	7,644

Lease agreements
Fresenius SE	-	4,274	-	4,131	-	-	-	-
Fresenius SE affiliates	-	7,318	-	6,108	-	-	-	-

Total	-	11,592	-	10,239	-	-	-	-

Products
Fresenius SE affiliates	17,289	18,652	16,065	21,070	10,944	6,690	9,148	3,976
Equity method investees	-	196,976	-	199,347	-	59,576	-	36,550

Total	17,289	215,628	16,065	220,417	10,944	66,266	9,148	40,526

(1) In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €4,726 and €6,397 at June 30, 2018 and December 31, 2017, respectively.

b)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of June 30, 2018 and December 31, 2017, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €121,874 and €91,026,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

respectively. As of June 30, 2018 and December 31, 2017, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €81,694 and €76,159, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2018 with an interest rate of 1.100%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2018 with an interest rate of 1.100%.

At June 30, 2018 and December 31, 2017, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 and €6,000, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

At June 30, 2018, the Company provided a cash advance to Fresenius SE in the amount of €5,400 on an unsecured basis at an interest rate of 0.930%. At December 31, 2017, the Company borrowed from Fresenius SE in the amount of €6,000 on an unsecured basis at an interest rate of 0.825%. For further information on this loan agreement, see note 7.

c)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €9,414 and €11,079, respectively, for its management services during the six months ended June 30, 2018 and 2017. As of June 30, 2018 and December 31, 2017, the Company had accounts receivable from the General Partner in the amount of €220 and €246, respectively. As of June 30, 2018 and December 31, 2017, the Company had accounts payable to the General Partner in the amount of €28,984 and €23,020, respectively.

4.     Cash and cash equivalents

As of June 30, 2018 and December 31, 2017, cash and cash equivalents are as follows:

Cash and cash equivalents

in € THOUS
	June 30, 2018	December 31, 2017

Cash	571,040	620,145
Securities and Time deposits	1,086,421	357,964

Cash and cash equivalents	1,657,461	978,109

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statements of cash flows, include at June 30, 2018 an amount of €984 (December 31, 2017: €53,694) from collateral requirements towards an insurance company in North America that are not available for use.

5.     Trade accounts and other receivables

As of June 30, 2018, the trade accounts and other receivables, including the corresponding allowance, contain an impact from the implementation of IFRS 9. This results in an increase in the allowance which amounts to €3,490.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The implementation of IFRS 15 also had an impact on trade accounts receivable and, correspondingly, on the allowance in North America. This isolated impact of €357,119 as of June 30, 2018 was recorded against trade accounts receivable and the allowance.

As of June 30, 2018 and December 31, 2017, trade accounts and other receivables are as follows:

Trade accounts and other receivables

in € THOUS

	June 30, 2018		December 31, 2017

		thereof Credit- Impaired

Trade accounts and other receivables, gross	3,668,256	381,738	3,864,217
thereof Finance Lease Receivables	59,162	-	58,336
less allowances	(116,041)	(87,327)	(474,891)

Trade accounts and other receivables	3,552,215	294,411	3,389,326

The other receivables include finance lease receivables.

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €88,437 (December 31, 2017: €90,344) are included in the balance sheet item "Other non-current assets". For these trade accounts receivables and finance leases the implementation of IFRS 9 results in an increase of the allowance, which amounts to €278.

6.     Inventories

At June 30, 2018 and December 31, 2017, inventories consisted of the following:

Inventories

in € THOUS
	June 30, 2018	December 31, 2017

Finished goods	751,602	672,851
Health care supplies	335,943	343,351
Raw materials and purchased components	215,770	193,295
Work in process	90,273	81,282

Inventories	1,393,588	1,290,779

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

7.     Short-term debt and short-term debt from related parties

At June 30, 2018 and December 31, 2017, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties

in € THOUS
	June 30, 2018	December 31, 2017

Commercial paper program	804,884	679,886
Borrowings under lines of credit	66,930	79,313
Other	1,456	1,080

Short-term debt	873,270	760,279
Short-term debt from related parties (see note 3 b)	3,054	9,000

Short-term debt and short-term debt from related parties	876,324	769,279

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2018 and December 31, 2017, cash and borrowings under lines of credit in the amount of €619,605 and €318,654 were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At June 30, 2018 and December 31, 2017, the outstanding commercial paper amounted to €805,000 and €680,000, respectively.

Other

At June 30, 2018 and December 31, 2017, the Company had €1,456 and €1,080 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or FMCH may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

8.     Long-term debt and capital lease obligations

As of June 30, 2018 and December 31, 2017, long-term debt and capital lease obligations consisted of the following:

Long-term debt and capital lease obligations

in € THOUS
	June 30, 2018	December 31, 2017

Amended 2012 Credit Agreement	1,930,514	2,017,952
Bonds	3,896,771	3,810,483
Convertible Bonds	390,108	386,984
Accounts Receivable Facility	-	293,673
Capital lease obligations	36,238	37,704
Other	134,086	131,611

Long-term debt and capital lease obligations	6,387,717	6,678,407
Less current portion	(897,735)	(883,535)

Long-term debt and capital lease obligations, less current portion	5,489,982	5,794,872

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at June 30, 2018 and December 31, 2017:

Amended 2012 Credit Agreement - Maximum amount available and balance outstanding in THOUS
	Maximum amount available June 30, 2018		Balance outstanding June 30, 2018 (1)

Revolving credit USD	$900,000	€772,002	$-	€-
Revolving credit EUR	€600,000	€600,000	€-	€-
USD term loan 5-year	$1,410,000	€1,209,470	$1,410,000	€1,209,470
EUR term loan 5-year	€329,000	€329,000	€329,000	€329,000
EUR term loan 3-year	€400,000	€400,000	€400,000	€400,000

		€3,310,472		€1,938,470

	Maximum amount available December 31, 2017		Balance outstanding December 31, 2017 (1)

Revolving credit USD	$900,000	€750,438	$70,000	€58,367
Revolving credit EUR	€600,000	€600,000	€-	€-
USD term loan 5-year	$1,470,000	€1,225,715	$1,470,000	€1,225,715
EUR term loan 5-year	€343,000	€343,000	€343,000	€343,000
EUR term loan 3-year	€400,000	€400,000	€400,000	€400,000

		€3,319,153		€2,027,082

(1)     Amounts shown are excluding debt issuance costs.

At June 30, 2018 and December 31, 2017, the Company had letters of credit outstanding in the amount of $1,690 and $1,690 (€1,450 and €1,409), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at June 30, 2018 and at December 31, 2017:

Accounts Receivable Facility - Maximum amount available and balance outstanding in THOUS
	Maximum amount available June 30, 2018(1)		Balance outstanding June 30, 2018(2)

Accounts Receivable Facility	$800,000	€686,224	$-	€-

	Maximum amount available December 31, 2017(1)		Balance outstanding December 31, 2017(2)

Accounts Receivable Facility	$800,000	€667,056	$353,000	€294,338

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.
(2) Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $71,244 and $71,244 (€61,112 and €59,404) at June 30, 2018 and December 31, 2017, respectively. These letters of credit are not included above as part of the balance outstanding at June 30, 2018 and December 31, 2017; however, they reduce available borrowings under the Accounts Receivable Facility.

9.     Supplementary information on capital management

As of June 30, 2018 and December 31, 2017 the total equity in percent of total assets was 47.8% and 45.1%, respectively, and the debt in percent of total assets was 29.0% and 31.0%, respectively.

Further information on the Company's capital management is available in the Annual Report on Form 20-F as of December 31, 2017.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate Credit Rating	BBB-	Baa3	BBB-
Outlook	positive	stable	stable

(1) A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

10.  Employee benefit plans

The Company currently has five principal pension plans, one for German employees, three for French employees and the other covering employees in the United States, the last of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. In 2018, FMCH did not have a minimum funding requirement. For the first six months of 2018,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

the Company voluntarily provided €504 to the defined benefit plan. For the remaining period of 2018, the Company expects further voluntarily contributions of €546.

The following table provides the calculations of net periodic benefit cost for the three and six months ended June 30, 2018 and 2017, respectively.

Net periodic benefit cost

in € THOUS

	For the three months ended June 30,		For the six months ended June 30,

	2018	2017	2018	2017

Service cost	6,838	7,063	13,632	14,170
Net interest cost	3,240	2,753	6,448	5,538

Net periodic benefit costs	10,078	9,816	20,080	19,708

11.  Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that FMCH sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court has subsequently rejected government requests to conduct new discovery and to add counts to its complaint-in-intervention that would expand upon the relator's complaint, but has allowed FMCH to take discovery against the government as if the government had intervened at the outset.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the U.S. that might violate the Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. Since that time, the Company's Supervisory Board, through its Audit and Corporate Governance Committee, has conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") about these investigations, while the SEC and DOJ (collectively the "government" or "government agencies") have conducted their own investigations, in which the Company has cooperated.

In the course of this dialogue, the Company identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that has resulted in the government

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

agencies' seeking monetary penalties or other sanctions against the Company under the FCPA or other anti-bribery laws. Such conduct or its remediation may impact adversely the Company's ability to conduct business in certain jurisdictions.

The Company has substantially concluded its investigations and undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement; failure to reach agreement and consequent litigation with either or both government agencies remains possible. The discussions have revolved around possible bribery and corruption questions principally related to certain conduct in the Company's products business in a number of countries.

The Company recorded a charge of €200,000 in the fourth quarter of 2017. The charge is based on ongoing settlement negotiations that would avoid litigation between the Company and the government agencies and represents an estimate from a range of potential outcomes estimated from current discussions. The charge encompasses government agencies claims for profit disgorgement, as well as accruals for fines or penalties, certain legal expenses and other related costs or asset impairments.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

Personal injury litigation involving the Company's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017, as previously disclosed. Remaining individual personal injury cases do not present material risk and discussion of them is therefore discontinued.

The Company's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs.

Following entry into the settlement, the Company's insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

The Company is not a party to a substantial adverse jury verdict and punitive damage award entered in Denver on June 27, 2018 against DaVita Healthcare Partners, Inc. ("DaVita"), involving DaVita's own clinical management of the Company's acid concentrate product. See, White v. DaVita Healthcare Partners, Inc., 2015 Civ. 02106 (U.S.D.C. Colorado).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2019.

On August 31 and November 25, 2015, respectively, FMCH received subpoenas under the False Claims Act from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. On March 20, 2017, FMCH received a subpoena in the Western District of Tennessee inquiring into certain of the operations of dialysis facility joint ventures with the University of Tennessee Medical Group, including joint ventures in which FMCH's interests were divested to Satellite Dialysis in connection with FMCH's acquisition of Liberty Dialysis in 2012. FMCH is cooperating in these investigations.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York and the Office of Inspector General of the United States Department of Health and Human Services ("OIG") have investigated, through subpoenas issued under the False Claims Act, utilization and invoicing by the Company's subsidiary Azura Vascular Care, for a period beginning after the Company's acquisition of American Access Care LLC in October 2011 ("AAC"). The Company is cooperating in the government's inquiry. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by Davita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On December 14, 2016, the Center for Medicare & Medicaid Services ("CMS"), which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company's interactions and relationships with the AKF, including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which is part of a broader investigation into charitable contributions in the medical industry. The Company believes that the investigation revolves around conduct alleged to be unlawful in United Healthcare v. American Renal Associates, 2018 Civ. 10622 (D. Mass.), but believes that such unlawful conduct was not undertaken by the Company. On July 2, 2018, American Renal Associates announced that it had reached a settlement in principle of the United Healthcare litigation. The Company lacks information necessary to assess how the American Renal Associates settlement may impact the United States Attorney's investigation.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

The Company received a subpoena dated December 11, 2017 from the United States Attorney for the Eastern District of California (Sacramento) requesting information under the False Claims Act concerning Spectra Laboratories, the Company's affiliate engaged in laboratory testing for dialysis patients. The inquiry relates to allegations that certain services or materials provided by Spectra to its outpatient dialysis facility customers constitute unlawful kickbacks. The Company understands that the allegations originate with an industry competitor and is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world, and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013 and the disallowance of certain other tax deductions. The Company has defended its position and will avail itself of appropriate remedies. An adverse determination with respect to fully taxable interest payments related to intercompany mandatorily redeemable preferred shares and the disallowance of certain other tax deductions could have a material adverse effect on the Company's financial condition and results of operations.

The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

12.  Financial instruments

Transition from IAS 39 to IFRS 9

The Company applied IFRS 9 using the modified retrospective method. Comparative periods have not been restated. Differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 are recognized in retained earnings as at January 1, 2018. Information presented for 2017 does not reflect the requirements of IFRS 9 and consequently is not comparable to the information presented for 2018 under IFRS 9.

At the date of initial application, the Company determined the business model within which a financial asset is held. Further, certain equity investments have been designated at FVOCI. Changes to the hedge accounting policy are applied prospectively. The existing hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 as well and are regarded as continuing hedging relationships.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table shows the measurement categories under IAS 39 at December 31, 2017 and the new classification of financial assets under IFRS 9 at January 1, 2018:

Financial asset classification under IFRS 9

in € THOUS

	Categories under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9

				adjusted
			December 31, 2017	December 31, 2017
Cash and cash equivalents	Not assigned to a category	Amortized cost	620,145	620,145
Cash and cash equivalents	Not assigned to a category	FVPL	357,964	357,964
Trade accounts and other receivables	Loans and receivables	Amortized cost	3,330,990	3,327,692
Trade accounts and other receivables	Not assigned to a category	Not classified	58,336	58,144
Accounts receivable from related parties	Loans and receivables	Amortized cost	111,643	111,643
Derivatives - cash flow hedging instruments(1)	Not assigned to a category	Not classified	561	561
Derivatives - not designated as hedging instruments(1)	FVPL	FVPL	113,713	113,713
Equity investments(1)	Available for sale	FVOCI	16,010	16,010
Equity investments(1)	Not assigned to a category	FVOCI	10,537	10,537
Equity investments(1)	Not assigned to a category	FVPL	7,259	7,259
Debt securities(1)	Available for sale	FVOCI	2,650	2,650
Debt securities(1)	Available for sale	Not classified	833	833
Other financial assets(1)	Loans and receivables	Amortized cost	130,964	129,614
Other financial assets(1)	Not assigned to a category	Not classified	78,368	78,132

Financial assets			4,839,973	4,834,897

(1) Included in Other current assets or Other non-current assets in the consolidated balance sheets.

Financial liabilities measured at amortized cost under IAS 39 are also classified as measured at amortized cost under IFRS 9, with no change to the carrying amounts of the liabilities. This is also applicable for financial liabilities measured at FVPL under IAS 39 and IFRS 9 as well as financial liabilities not assigned to a category under IAS 39 and not classified under IFRS 9.

The transition to IFRS 9 had an impact on retained earnings at January 1, 2018 in the amount of €5,076. This impact results from the recognition of expected credit losses under IFRS 9. For further details on Trade accounts and other receivables, see note 5.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Financial instruments in accordance with IFRS 9

The following tables show the carrying amounts and fair values of the Company's financial instruments at June 30, 2018 and December 31, 2017:

Carrying amount and fair value of financial instruments

in € THOUS

June 30, 2018	Carrying amount					Fair value

	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents (1)	571,040	1,086,421	-	-	1,657,461	-	1,086,421	-
Trade accounts and other receivables	3,475,476	-	-	76,739	3,552,215	-	-	-
Accounts receivable from related parties	135,142	-	-	-	135,142	-	-	-
Derivatives - cash flow hedging instruments	-	-	-	1,728	1,728	-	1,728	-
Derivatives - not designated as hedging instruments	-	104,180	-	-	104,180	-	104,180	-
Equity investments	-	106,017	32,513	-	138,530	17,746	120,784	-
Debt securities	-	152,581	2,606	-	155,187	152,581	2,606	-
Other financial assets	112,925	-	-	77,260	190,185	-	-	-

Other current and non-current assets	112,925	362,778	35,119	78,988	589,810	-	-	-

Financial assets	4,294,583	1,449,199	35,119	155,727	5,934,628	-	-	-

Accounts payable	558,901	-	-	-	558,901	-	-	-
Accounts payable to related parties	182,534	-	-	-	182,534	-	-	-
Short-term debt and short-term debt from related parties	876,324	-	-	-	876,324	-	-	-
Long-term debt and capital lease obligations	6,351,479	-	-	36,238	6,387,717	-	6,672,620	-
Derivatives - cash flow hedging instruments	-	-	-	1,880	1,880	-	1,880	-
Derivatives - not designated as hedging instruments	-	110,501	-	-	110,501	-	110,501	-
Variable payments outstanding for acquisitions	-	195,109	-	-	195,109	-	-	195,109
Noncontrolling interest subject to put provisions	-	-	-	781,290	781,290	-	-	781,290
Other financial liabilities	1,452,618	-	-	-	1,452,618	-	-	-

Other current and non-current liabilities	1,452,618	305,610	-	783,170	2,541,398	-	-	-

Financial liabilities	9,421,856	305,610	-	819,408	10,546,874	-	-	-

(1) Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2017	Carrying amount						Fair value

	Loans and receivables	Amortized cost	FVPL	Available for sale	Not assigned to a category	Total	Level 1	Level 2	Level 3

Cash and cash equivalents (1)	-	-	-	-	978,109	978,109	-	357,964	-
Trade accounts and other receivables	3,330,990	-	-	-	58,336	3,389,326	-	-	-
Accounts receivable from related parties	111,643	-	-	-	-	111,643	-	-	-
Derivatives - cash flow hedging instruments	-	-	-	-	561	561	-	561	-
Derivatives - not designated as hedging instruments	-	-	113,713	-	-	113,713	-	113,713	-
Equity investments	-	-	-	16,010	17,796	33,806	16,010	17,796	-
Debt securities	-	-	-	3,483	-	3,483	-	3,483	-
Other financial assets	130,964	-	-	-	78,368	209,332	-	-	-

Other current and non-current assets	130,964	-	113,713	19,493	96,725	360,895	-	-	-

Financial assets	3,573,597	-	113,713	19,493	1,133,170	4,839,973	-	-	-

Accounts payable	-	590,493	-	-	-	590,493	-	-	-
Accounts payable to related parties	-	147,349	-	-	-	147,349	-	-	-
Short-term debt and short-term debt from related parties	-	769,279	-	-	-	769,279	-	-	-
Long-term debt and capital lease obligations	-	6,640,703	-	-	37,704	6,678,407	-	7,084,986	-
Derivatives - cash flow hedging instruments	-	-	-	-	3,209	3,209	-	3,209	-
Derivatives - not designated as hedging instruments	-	-	111,953	-	-	111,953	-	111,953	-
Variable payments outstanding for acquisitions	-	-	205,792	-	-	205,792	-	-	205,792
Noncontrolling interest subject to put provisions	-	-	-	-	830,773	830,773	-	-	830,773
Other financial liabilities	-	1,446,469	-	-	-	1,446,469	-	-	-

Other current and non-current liabilities	-	1,446,469	317,745	-	833,982	2,598,196	-	-	-

Financial liabilities	-	9,594,293	317,745	-	871,686	10,783,724	-	-	-

(1) Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of June 30, 2018 and December 31, 2017. The Company accounts for possible transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes. Additionally the Company purchased share options in connection with the issuance of the Convertible Bonds. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. This risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date.

The majority of debt securities are quoted in an active market and do not give rise to cash flows that are solely payments of principle and interest. Consequently these securities are measured at FVPL. A small part of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of variable payments outstanding for acquisitions and noncontrolling interests subject to put provisions at June 30, 2018 and December 31, 2017:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2018		2017

	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions

Beginning balance at January 1,	205,792	830,773	223,504	1,007,733
Increase	653	8,598	21,128	85,322
Decrease	(13,888)	(23,625)	(32,764)	(121,057)
(Gain) Loss recognized in profit or loss	3,254	65,776	(2,685)	160,916
(Gain) Loss recognized in equity	-	(68,603)	-	(20,012)
Dividends	-	(51,025)	-	(164,404)
Foreign currency translation and other changes	(702)	19,396	(3,391)	(117,725)

Ending balance at June 30, and December 31,	195,109	781,290	205,792	830,773

13.  Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the three and six months ended June 30, 2018 and 2017 is set forth below:

Segment and corporate information

in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total

Three months ended June 30, 2018
Revenue from contracts with external customers	2,919,567	643,992	405,391	162,914	4,131,864	4,108	4,135,972
Other revenues	51,733	8,320	16,828	852	77,733	-	77,733

Revenue external customers	2,971,300	652,312	422,219	163,766	4,209,597	4,108	4,213,705
Inter-segment revenue	830	-	131	12	973	(973)	-

Revenue	2,972,130	652,312	422,350	163,778	4,210,570	3,135	4,213,705

Operating income	1,285,973	104,923	77,851	11,169	1,479,916	(78,817)	1,401,099

Interest							(84,297)

Income before income taxes							1,316,802
Depreciation and amortization	(94,992)	(28,417)	(10,987)	(5,849)	(140,245)	(39,997)	(180,242)
Income (loss) from equity method investees	18,860	(3,381)	759	285	16,523	-	16,523
Additions of property, plant and equipment and intangible assets	172,838	35,571	13,382	7,632	229,423	53,387	282,810
Three months ended June 30, 2017
Revenue external customers	3,225,014	641,726	417,381	182,687	4,466,808	4,213	4,471,021
Inter-segment revenue	498	1	3	95	597	(597)	-

Revenue	3,225,512	641,727	417,384	182,782	4,467,405	3,616	4,471,021

Operating income	469,536	112,664	78,232	12,460	672,892	(89,591)	583,301

Interest							(94,966)

Income before income taxes							488,335
Depreciation and amortization	(100,711)	(30,296)	(11,878)	(4,536)	(147,421)	(38,652)	(186,072)
Income (loss) from equity method investees	22,472	(104)	366	205	22,939	-	22,939
Additions of property, plant and equipment and intangible assets	136,037	23,432	12,143	10,514	182,126	43,622	225,748
Six months ended June 30, 2018
Revenue from contracts with external customers	5,639,194	1,275,216	786,192	332,254	8,032,856	7,751	8,040,607
Other revenues	106,568	12,904	27,489	1,766	148,727	-	148,727

Revenue external customers	5,745,762	1,288,120	813,681	334,020	8,181,583	7,751	8,189,334
Inter-segment revenue	1,230	303	318	51	1,902	(1,902)	-

Revenue	5,746,992	1,288,423	813,999	334,071	8,183,485	5,849	8,189,334

Operating income	1,648,181	213,857	152,071	25,283	2,039,392	(141,417)	1,897,975

Interest							(164,273)

Income before income taxes							1,733,702

Depreciation and amortization	(185,647)	(57,278)	(22,146)	(10,429)	(275,500)	(79,736)	(355,236)
Income (loss) from equity method investees	37,661	(4,715)	1,094	387	34,427	-	34,427
Total assets	16,542,759	3,677,443	2,189,363	684,928	23,094,493	1,950,435	25,044,928
thereof investments on equity method investees	313,190	178,568	97,718	24,194	613,670	-	613,670
Additions of property, plant and equipment and intangible assets	314,659	65,976	23,416	11,428	415,479	98,501	513,980
Six months ended June 30, 2017
Revenue external customers	6,599,856	1,255,413	794,926	360,096	9,010,291	8,850	9,019,141
Inter-segment revenue	1,172	1	22	152	1,347	(1,347)	-

Revenue	6,601,028	1,255,414	794,948	360,248	9,011,638	7,503	9,019,141

Operating income	995,351	227,143	160,067	26,865	1,409,426	(174,846)	1,234,580

Interest							(187,694)

Income before income taxes							1,046,886
Depreciation and amortization	(205,718)	(60,749)	(23,533)	(9,044)	(299,044)	(76,937)	(375,981)
Income (loss) from equity method investees	37,280	(950)	1,170	324	37,824	-	37,824
Total assets	16,215,990	3,632,465	2,073,225	666,266	22,587,946	2,126,967	24,714,913
thereof investments on equity method investees	318,264	187,672	97,629	24,051	627,616	-	627,616
Additions of property, plant and equipment and intangible assets	260,738	53,660	21,559	17,874	353,831	84,515	438,346

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

14.  Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities:

Details for net cash provided by (used in) investing activities in € THOUS

	For the six months ended June 30,

	2018	2017

Details for acquisitions
Assets acquired	(116,628)	(542,688)
Liabilities assumed	5,541	133,695
Noncontrolling interests subject to put provisions	-	8,031
Noncontrolling interests	43,526	55,049
Non-cash consideration	5,814	9,966

Cash paid	(61,747)	(335,947)
Less cash acquired	2,002	6,947

Net cash paid for acquisitions	(59,745)	(329,000)

Cash paid for investments	(245,006)	(15,189)
Cash paid for intangible assets	(40,793)	(7,366)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(345,544)	(351,555)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	1,662,298	170
Cash received from divestitures of debt securities	83	9,431
Cash received from repayment of loans	77	33

Proceeds from divestitures	1,662,458	9,634

Acquisitions of the last twelve months decreased net income (net income attributable to shareholders of FMC-AG Co. KGaA) for the six months ended June 30, 2018 by €239.

15.  Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date June 30, 2018 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 12 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

The Company has substantially concluded its investigations into allegations of conduct outside the U.S. that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws and has undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement; failure to reach agreement and consequent litigation with either or both government agencies remains possible, see note 11 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws.

OTHER INFORMATION

Legal and regulatory matters

The information in note 11 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting ("AGM") in Frankfurt, Germany on May 17, 2018. Shareholder representation at the AGM was as follows:

Out of the capital stock of EUR 308,121,322, 80.46% of the share capital was represented.

The six resolutions proposed for action by the ordinary shareholders at the AGM and the voting results thereon are as follows:

		Votes (in percentage of shares actually voting)
	Resolution	In Favor	Opposed
TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017	99.89%	0.11%
TOPIC 2	Resolution on the allocation of distributable profit	88.27%	11.73%
TOPIC 3	Resolution on the approval of the actions of the General Partner for fiscal year 2017	99.23%	0.77%
TOPIC 4	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2017	95.46%	4.54%
TOPIC 5	Election of the auditor and consolidated group auditor for fiscal year 2018	93.37%	6.63%
TOPIC 6	Modernization and revision of various provisions of the Articles of Association	99.73%	0.27%

Exhibits

Exhibit No.
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three and six-months periods ended June 30, 2018 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of August 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

  DATE: August 1, 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By: /s/ RICE POWELL
Name:Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
Name:Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board of the General Partner